_____

_____

ASSET PURCHASE AGREEMENT

by and between

WORKHORSE CUSTOM CHASSIS, LLC,

as Seller

and

AMP TRUCKS INC.,

as Buyer

Dated as of

March 4, 2013

_____

_____

TABLE OF CONTENTS

Page

INDEX OF EXHIBITS

INDEX OF SCHEDULES

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made as of March 4, 2013, by and between Workhorse Custom Chassis, LLC, an Illinois limited liability company ("Seller") and AMP Trucks Inc., an Indiana corporation ("Buyer"). Seller and Buyer are collectively referred to herein as the "Parties" and individually as a "Party."

On the terms and subject to the conditions set forth in this Agreement, Buyer desires to acquire from Seller, and Seller desires to sell to Buyer, substantially all of Seller's assets related to or used in the Business, as defined below.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1   Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

"Additional Purchase Price" means the additional consideration in the amount of $2,250,000, consisting of the Promissory Note.

"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise.

"Assignment of Farmer's Lease" means the assignment of the Farmer's Lease in substantially the form attached hereto as Exhibit D.

"Assumed Contracts" means the Contracts identified on Schedule 1.1(b), the Farmer's Lease and the Dealer Agreements identified in the Dealer Agreement Side Letter.

"Business" means, Seller's Workhorse chassis business which was idled prior to the Closing (expressly excluding Seller's E-Star vehicle business).

"Business Day" means any day other than a Saturday, Sunday or a day on which banks in Chicago are authorized or obligated by law or executive order to close.

"Cash Purchase Price" means $2,750,000.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Confidentiality Agreement" means that certain mutual confidential disclosure agreement, dated as of November 13, 2012, by and between Navistar, Inc. and Parent.

"Contract" means any contract, collective bargaining agreement, license, sublicense, franchise, permit, mortgage, purchase orders, indenture, loan agreement, note, lease, sublease, agreement, obligation, commitment, understanding, instrument or other arrangement or any commitment to enter into any of the foregoing (in each case, whether written or oral).

"Dealer Agreement Side Letter" means the dealer agreement side letter in substantially the form attached hereto as Exhibit C.

"Dealers" means any Person authorized to be a dealer of, or granted the right to purchase for resale Seller's products used in the Business.

"Duff & Phelps" means Duff & Phelps Corporation, a Delaware corporation.

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval System.

"Environmental Laws" means all federal, state, local and foreign statutes, regulations, and ordinances concerning pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, as such requirements are enacted and in effect on or prior to the Closing Date.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Farmer's Lease" means the Cash Lease by and between Seller, as landlord (on behalf of Workhorse International), and Joshua J. Hanes, as tenant, dated as of January 8, 2012, as amended by that First Amendment to Cash Lease, dated as of November 14, 2012.

"GAAP" means United States generally accepted accounting principles.

"Governmental Authority" means any federal, state, county, city or other governmental, administrative or regulatory authority, agency, instrumentality or court.

"Indebtedness" means with respect to any Person, (i) any indebtedness for borrowed money or indebtedness issued in substitution for or exchange of indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise, (iv) any commitment by which such Person assures a creditor against loss (including contingent reimbursement Liabilities with respect to letters of credit), (v) any Liabilities under capitalized leases with respect to which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which Liabilities such Person assures a creditor against loss, (vi) any indebtedness secured by a Lien on such Person's assets, (vii) all Liabilities arising out of interest rate and currency swap arrangements and any other similar hedging arrangements, (viii) any Liabilities arising from any breach or prepayment of any of the foregoing, (ix) any unsatisfied Liability for "withdrawal liability" to a "multiemployer plan" as such terms are defined under ERISA, and (x) any of the foregoing guaranteed in any manner by such Person (including guarantees in the form of an agreement to repurchase or reimburse).

"Intellectual Property" includes, without limitation, any of the following: (a) patents and applications therefor, and all reissues, divisions, renewals, extensions, continuations and continuations-in-part therefor; (b) original works of authorship in any medium of expression, whether or not published, copyrights (whether registered or unregistered), copyright registrations and applications therefor; (c) trademarks, service marks, tradenames, registrations and applications therefor, unregistered trademarks; (d) Trade Secrets; (e) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority; (f) software and (g) license agreements with respect to the foregoing and goodwill associated therewith.

"Inventory" means the inventory of Seller identified on Schedule 3.8.

"Knowledge" as used in the phrases "to the Knowledge of Seller," "to Seller's Knowledge" or phrases of similar import means the actual knowledge of Renee Spieth and John Gordan II.

"Legal Proceeding" means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted, or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

"Legal Requirement" means any law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (or under the authority of the OTCBB).

"Letter of Intent" means that certain letter of intent, dated as of December 5, 2012, by and among Seller, Buyer and Parent, as amended by that certain amended and restated letter of intent, dated as of January 14, 2013, by and among Seller, Navistar Inc., an Affiliate of Seller, and Parent, as further amended January 29, 2013, February 18, 2013 and February 25, 2013.

"Liability" means any liability, debt, obligation, Tax, penalty, assessment, fine, claim, cause of action or other loss, fee, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.

"Licenses" means all material permits, licenses, variances, privileges, franchises, memberships, orders, approvals, consents, certificates, registrations and other authorizations of any Governmental Authority or other similar rights owned or possessed or used by Seller in the conduct of the Business.

"Licensed CAD Materials" means any and all computer-aided design drawings, together with any related or similar Intellectual Property (including with respect to product design, engineering, fabrication, repair, maintenance, and replacement), in each case that is included in the Purchased Assets.

"Liens" means any mortgage, pledge, security interest, encumbrance, claim, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof) or any agreement to file any of the foregoing, and any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute.

"Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to magnitude, quantity and frequency).

"OTCBB" means the Over the Counter Bulletin Board.

"Owned Real Property" means the real property transferred pursuant to the Quitclaim Deed.

"Parent" means AMP Holding Inc., a Nevada corporation.

"Permitted Liens" means (i) rights of licensors and lessors of the Purchased Assets which are subject to license or lease as described in the Seller Disclosure Schedule (ii) Liens for Taxes not yet due and payable, (iii) Liens disclosed on Schedule 1.1(a), (iv) mechanics', carriers', workmen's, repairmen's or other like Liens arising or incurred in the Ordinary Course of Business; (v) covenants, conditions, restrictions, easements, rights of way, zoning ordinances and other similar Liens of record affecting the Owned Real Property which do not and will not materially impair the use or occupancy of such Owned Real Property in the operation of the Business conducted thereon, and (vi) and Liens for Taxes that are being contested in good faith by appropriate proceedings as more fully described on Schedule 1.1(a).

"Person" means an individual, a partnership, a limited liability company, a corporation, a cooperative, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Authority, body or entity or any department, agency or political subdivision thereof.

"Pre-Closing Tax Period" means any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that does not end on the Closing Date.

"Promissory Note and Security Agreement" means that certain Secured Promissory Note in the aggregate principal amount of $2,250,000, and that certain Security Agreement by and between Buyer, Seller, Parent and AMP Electric, in each case, in substantially the form attached hereto as Exhibit A.

"Purchased Assets" means all the assets disclosed on Schedule 1.1(b).

"Purchase Price" means the Cash Purchase Price and the Additional Purchase Price.

"Regulation S-X" means SEC Regulation S-X.

"SOX" means the Sarbanes-Oxley Act of 2002.

"Subsidiary" means with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company, association or other business entity.

"Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, capital gains, franchise, alternative or add-on minimum, estimated, sales, use, goods and services, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, escheat, real property, personal property, capital stock, social security, unemployment, employment, disability, payroll, license, employee or other withholding, contribution or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

"Tax Returns" means any returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, attachments, statements or information and any amendment thereof) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

"Trade Secrets" means all technical or other information, designs, processes, procedures, algorithms, formulas, improvements or modifications which are unique assets of the Business and which provide the Business with a competitive advantage over competitors which do not possess such information. Trade Secrets include, but are not limited to, system designs and specifications, programming sequences, algorithms, flowcharts and formulas developed in whole, or in part, by Seller primarily in connection with the Business.

"Transaction Documents" means this Agreement, the Promissory Note and Security Agreement, the Bill of Sale, the Uptime Parts Supply Agreement (if any), the Dealer Agreement Side Letter, the Assignment of Farmer's Lease, the Transition Services Agreement (if any) and the Quitclaim Deed.

"Transition Services Agreement" has the meaning given to such term in Section 6.8.

"Uptime Parts Supply Agreement" has the meaning given to such term in Section 6.8.

"Workhorse International" means Workhorse International Holding Company, a Delaware corporation.

"Workhorse Trademarks" means those trademarks included in the Purchased Assets that include the word "Workhorse" or any variation or derivation thereof (including the word "Workhorse" in combination with other words or logos) or that include any Workhorse logo, including all applications and registrations therefor.

1.2   Other Definitions. Each of the following defined terms has the meaning given such term in the Section set forth opposite such defined term:

Defined Term	Section Reference
Adjustment Arbitrator	Section 6.1(b)
Agreement	Preamble
AMP Electric	Section 2.4(b)(iv)(2)
Applicable Limitation Date	Section 5.1
Assumed Liabilities	Section 2.2(a)
Bill of Sale	Section 2.4(b)(i)
Business Employees	Section 6.7
Buyer	Preamble
Buyer Parties	Section 5.2(a)
Cap	Section 5.2(c)(iii)
Closing	Section 2.4(a)
Closing Date	Section 2.4(a)
Company Intellectual Property	Section 3.9(b)
Deductible	Section 5.2(c)(ii)
Defense Notice	Section 5.2(d)
Excluded Assets	Section 2.1(b)
Excluded Liabilities	Section 2.2(b)
Indemnified Party	Section 5.2(d)
Indemnifying Party	Section 5.2(d)
Loss	Section 5.2(a)
Parent SEC Reports	Section 4.4(a)
Party	Preamble
Quitclaim Deed	Section 2.4(b)(iii)(4)
Remedial Actions	Section 5.2(c)(viii)
RPTL	Section 6.9
RPTL Disclosure Form	Section 6.9
Securities Act	Section 3.12
Seller Parties	Section 5.2(b)
Seller	Preamble
Third Party Claim	Section 5.2(d)
Workhorse Sales Corp.	Section 2.1(b)(vii)

ARTICLE 2

PURCHASE AND SALE OF ASSETS

2.1   Purchase and Sale of Assets.

(a)   Purchased Assets. On the terms and subject to the conditions contained in this Agreement, on the Closing Date, Buyer shall purchase from Seller (or Seller's applicable Affiliate), and Seller (or Seller's applicable Affiliate) shall sell, convey, assign, transfer and deliver to Buyer, free and clear of all Liens (except Permitted Liens), all of the Purchased Assets, but excluding all Excluded Assets.

(b)   Excluded Assets. Notwithstanding the foregoing, the following assets are expressly excluded from the purchase and sale contemplated hereby (the "Excluded Assets") and, as such, are not included in the Purchased Assets:

(i)   Seller's rights under or pursuant to this Agreement and the other Transaction Documents;

(ii)   Seller's minute books and other organizational documents;

(iii)   any refunds or credits of Taxes for Pre-Closing Tax Periods;

(iv)   all contracts, arrangements and agreements with any supplier to the Business, including warranties related to the pre-Closing operation of the Business;

(v)   all assets of Seller not exclusively used in the Business;

(vi)   all cash, accounts receivable and bank accounts;

(vii)   all capital stock, limited liability company, partnership or other equity interests owned by Seller, including the capital stock of Workhorse Sales Corp., a Delaware corporation and an Affiliate of Seller ("Workhorse Sales Corp.")

(viii)   all assets of Seller's Affiliates, including Uptime Parts LLC and assets related to the E-Star electric vehicle; and

(ix)   all assets described on Schedule 2.1(b)(ix);

2.2   Assumption of Liabilities.

(a)   From and after the Closing, subject to the terms and conditions of this Agreement, Buyer will assume and agree to pay, defend, discharge and perform as and when due only the liabilities of Seller, Workhorse Sales Corp. and Workhorse International pursuant to all Assumed Contracts (including the obligations and liabilities of Workhorse Sales Corp. and

Workhorse International under the Assumed Contracts), solely with respect to liabilities arising following the Closing Date (the "Assumed Liabilities").

(b)　　Excluded Liabilities.　Buyer will not assume or in any way be liable or responsible for, and Seller shall retain all of the Liabilities of Seller other than the Assumed Liabilities (the "Excluded Liabilities").

2.3　　Taking of Necessary Action; Further Action.　If, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Buyer with full title and possession to the Purchased Assets, then Seller and its officers shall, upon Buyer's reasonable request, take all such lawful and necessary and reasonable action to carry out such purposes and to vest Buyer with all such title and possession.

2.4　　Closing Transactions.

(a)　　Closing.　The closing of the transactions contemplated by this Agreement (the "Closing") shall take place as of 10:00 a.m. Central Time on March 13, 2013 at the offices of Kirkland & Ellis LLP, 300 N. LaSalle, Chicago, Illinois.　The date of the Closing is referred to herein as the "Closing Date."

(b)　　Closing Transactions.　The Parties shall take the following actions on the Closing Date:

(i)　　Seller shall convey, assign, transfer and deliver the Purchased Assets to Buyer and shall deliver to Buyer the Bill of Sale and Assignment & Assumption Agreement, in substantially the form attached hereto as Exhibit B (the "Bill of Sale"), to effect the transfer to Buyer of the Purchased Assets (free and clear of all Liens other than the Assumed Liabilities and the Permitted Liens);

(ii)　　Buyer shall assume the Assumed Liabilities pursuant to the Bill of Sale;

(iii)　　Seller shall deliver to Buyer each of the following:

(1)　　copies of all documents and records that are in the possession or are under the control of Seller that relate exclusively to the Business;

(2)　　releases of any and all Liens (other than Permitted Liens) with respect to any of the Purchased Assets, on terms reasonably satisfactory to Buyer subject to Section 2.4(c);

(3)　　a counterpart to the Bill of Sale duly executed by Seller;

(4)　　the quitclaim deed for the Owned Real Property conveying to Buyer fee simple title to the Owned Real Property free and clear of all Liens (other than Permitted Liens), in substantially the form attached hereto as Exhibit E (the "Quitclaim Deed");

(5)   a counterpart to the Dealer Agreement Side Letter duly executed by Workhorse Sales Corp.;

(6)   a duly executed counterpart to the Assignment of Farmer's Lease;

(7)   the certificate of formation of Seller certified as of the most recent practicable date by the Secretary of State of the State of Illinois;

(8)   a certificate as to the good standing of Seller certified as of the most recent practicable date by the Secretary of State of the State of Illinois; and

(9)   certified copies of the resolutions of the board of managers of Seller authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents, and approving the consummation of the transactions contemplated hereby; and

(iv)   Buyer shall deliver (or cause to be delivered) to Seller each of the following:

(1)   by wire transfer of immediately available funds to an account or accounts designated by Seller, an aggregate amount equal to the Cash Purchase Price;

(2)   the Promissory Note and Security Agreement duly executed by Parent, Buyer and AMP Electric Vehicles, Inc., an Ohio corporation and an Affiliate of Buyer ("AMP Electric");

(3)   a counterpart to the Bill of Sale duly executed by Buyer;

(4)   a sales tax resale certificate as required by the State of Indiana;

(5)   a counterpart to the Dealer Agreement Side Letter duly executed by Buyer;

(6)   a counterpart to the Assignment of Farmer's Lease duly executed by Buyer;

(7)   the certificate of incorporation of Buyer certified as of the most recent practicable date by the Secretary of State of the State of Indiana;

(8)   a certificate as to the good standing of Buyer certified as of the most recent practicable date by the Secretary of State of the State of Indiana; and

(9)   certified copies of the resolutions of the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents, and approving the consummation of the transactions contemplated hereby.

(c)   Randolph County Tax Lien. Notwithstanding anything to the contrary herein, Buyer and Seller agree that the Owned Real Property may be conveyed to Buyer at the Closing subject to a Lien in favor of Randolph County Indiana, which Lien will be terminated on or prior to the date which is thirty (30) days following the Closing Date.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

As a material inducement to Buyer to enter into this Agreement, except as set forth in the Seller Disclosure Schedules, Seller hereby represents and warrants to Buyer as follows:

3.1   Organization and Authority. Seller is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Illinois and is qualified to do business in every jurisdiction in which it is required to be qualified, except where the failure to be in good standing or to obtain such qualification would not reasonably be expected to have a material adverse effect or materially impede the ability of Seller to consummate the transactions contemplated hereby or as set forth in Schedule 3.1.

3.2   Authorization of Transactions. Seller has full limited liability company power and authority to execute and deliver the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement and all other Transaction Documents to which Seller is a party and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents have been duly authorized, executed and delivered by Seller and constitute the valid and binding agreements of Seller, enforceable against Seller in accordance with their terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor's rights generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity)).

3.3   Absence of Conflicts. Except as set forth in Schedule 3.3, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby by Seller do not and shall not (i) conflict with or result in any breach of any of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in the creation of any Lien upon the Purchased Assets, or (vi) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, in each case, (A) any court or administrative or other governmental body or agency, (B) under the provisions of the certificate of formation or limited liability company agreement of Seller, (C) any Contract to which the Purchased Assets are subject, (D) any law, statute, rule or regulation to which Seller or any of the Purchased Assets is subject or (E) any judgment, order or decree to which Seller is subject.

3.4   Ownership and Delivery of Purchased Assets.

(a)   Except for any Permitted Liens, Seller owns valid title, free and clear of all Liens, to all of the Purchased Assets.

(b)   At the Closing, Seller will convey the Purchased Assets to Buyer, free and clear of all Liens (other than the Assumed Liabilities and the Permitted Liens).

(c)   Except for the rights and services contemplated by the Transition Services Agreement and the Uptime Parts Supply Agreement, the Purchased Assets constitute substantially all of the assets, agreements, licenses and properties owned by Seller and used in the conduct of the Business.

3.5   Brokers and Finders. Except as set forth on Schedule 3.5, Seller has not retained any broker or finder in connection with the transactions contemplated by this Agreement. Neither Buyer nor any of its Affiliates will have any liability with respect to the payment of any fees or expenses described in this Section 3.5.

3.6   Real Property Assets. With respect to the Owned Real Property: (i) Seller (or one of its Affiliates) has valid indefeasible fee simple title free and clear of all Liens (except Permitted Liens and the Farmer's Lease and as set forth on Schedule 3.6); (ii) except for Permitted Liens and the Farmer's Lease, there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any Person the right of use or occupancy of any portion of such Owned Real Property; (iii) there are no outstanding options or rights of first refusal to purchase such Owned Real Property (other than the right of Buyer pursuant to this Agreement), or any portion thereof or interest therein; and (iv) Seller is not a party to any agreement or option to purchase any real property or interest therein.

3.7   Environmental Matters.

(a)   To Seller's Knowledge, Seller is not currently required to undertake any corrective or remedial obligation under any Environmental Law with respect to the Owned Real Property.

(b)   With respect to the Owned Real Property, Seller has not received any written notice from any Governmental Authority regarding any unresolved actual or alleged violation of Environmental Laws, or any current material Liabilities or potential material Liabilities, including any investigatory, remedial or corrective obligations arising under Environmental Laws.

(c)   With respect to the Owned Real Property, to Seller's Knowledge, neither Seller nor any Affiliate of Seller has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, or handled any Hazardous Substance that has resulted in a Claim against Seller or (ii) Released any Hazardous Substance in a manner which has given rise to any material Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigatory, corrective or remedial obligations, pursuant to CERCLA or any other Environmental Laws.

(d)   Seller has provided to Buyer all environmental reports including the Phase I Environmental Site Assessment Report prepared by SES Environmental dated October 30, 2012, the May 2005 Arcadis Phase II environmental report and any other material documents relating to any environmental, health or safety matters, relating to the Purchased Assets, in each case that are in Seller's possession or reasonable control.

(e) To Seller's Knowledge, none of the following exists at any of the Owned Real Property: (1) leaking underground storage tanks, (2) asbestos-containing material which in its present condition requires abatement under Environmental Laws, (3) materials or equipment containing polychlorinated biphenyls, or (4) landfills, surface impoundments, or disposal areas.

3.8   Inventory. The Inventory is as set forth on Schedule 3.8. Except as set forth on Schedule 3.8, none of the Inventory is subject to any consignment, bailment, warehousing or similar agreement.

3.9   Intellectual Property.

(a)   Schedule 3.9(a) attached hereto sets forth a complete and correct list of all of the following that are owned by Seller (or one of its Affiliates) and used exclusively in the Business:

(i)   patented or registered Intellectual Property and pending patent applications or other applications for registrations of Intellectual Property; and

(ii)   material unregistered trademarks, unregistered service marks, trade names, corporate names, and Internet domain names.

(b)   To Seller's Knowledge, Seller (or one of its Affiliates) owns and possesses all right, title and interest in and to or has a valid and enforceable license to use all of the Intellectual Property set forth on Schedule 3.9(a) attached hereto (collectively, the "Company Intellectual Property"). Schedule 3.9(b) attached hereto sets forth a list of license agreements pursuant to which Seller (or one of its Affiliates) licensed from any Third Party any material Company Intellectual Property (other than unmodified off-the-shelf software) used in the operation of the Business in the Ordinary Course of Business). Schedule 3.9(b) attached hereto sets forth a list of license agreements pursuant to which Seller licensed any Company Intellectual Property to any third party.

(c)   To Seller's Knowledge, none of the Company Intellectual Property materially infringes any material Intellectual Property of any third party and Seller has not received any notice or other communication regarding any of the foregoing (including any demands or offers to license any Intellectual Property from any third party).

(d)   To Seller's Knowledge, no Third Party has infringed, misappropriated, diluted or otherwise conflicted with any of the Company Intellectual Property.

3.10   Dealers. To Seller's Knowledge, set forth on Schedule 3.10 is a complete and accurate list of all Dealers, including each such Dealer's legal name and address.

3.11   Due Diligence Investigation. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, Seller has relied solely upon the representations and warranties of Buyer set forth in Article 4 of this Agreement and in the other Transaction Documents (and acknowledges that such representations and warranties are the only representations and warranties made by Buyer) and has not relied upon any other information provided by, for or on behalf of Buyer, or its agents or representatives, to Seller in connection with the transactions contemplated by this Agreement. Seller has no knowledge of the existence or nonexistence or occurrence or nonoccurrence of any event, condition or circumstance the existence, nonexistence, occurrence or nonoccurrence of which would cause any representation or warranty of Buyer contained in this Agreement to be untrue or inaccurate in any respect. Seller has entered into the transactions contemplated by this Agreement with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to future prospects (financial or otherwise) of Buyer. Seller acknowledges that no current or former stockholder, director, officer, employee, Affiliate or advisor of Buyer has made or is making any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

3.12   Additional Purchase Price.

Seller represents and warrants to Buyer that (i) it is an "accredited investor" as such term is defined under the Securities Act of 1933, as amended (the "Securities Act"); (ii) is acquiring the Promissory Note pursuant to this Agreement for investment and not with a view to the sale or distribution thereof; (iii) understands that the Promissory Note constitutes a restricted security within the meaning of Rule 144 of the Commission pursuant to the Securities Act and may not be sold or otherwise transferred except pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act; (iv) has been advised by counsel as to the meaning and implication of the acquisition of restricted securities and the illiquid nature of the Promissory Note; acknowledges that the Promissory Note will bear Buyer's customary Securities Act restrictive legend; (v) and represents that Seller understands that an investment in the Promissory Note involves a high degree of risk.

3.13   No Other Representations.

Except for the specific representations and warranties expressly set forth in this Article 3, neither Seller nor any of its Affiliates, representatives or agents makes any other representation or warranty, express or implied, with respect to Seller, the Business, or any financial projections, assets, liabilities or operations, or the transactions contemplated by this Agreement, and Seller disclaims any other representations or warranties, whether made by Seller or any of its Affiliates, officers, directors, employees, agents or representatives. Except for the specific representations and warranties contained in this Article 3, Seller hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Buyer by any director, officer, employee, agent, consultant, or representative of Seller or any of its Affiliates). Seller makes no representations or warranties to Buyer regarding (i) the operation of the Business by Buyer after the Closing or (ii) the future success or profitability of the Business or the Purchased Assets.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to Seller to enter into this Agreement, except as set forth in the Buyer Disclosure Schedules, Buyer hereby represents and warrants to Seller that as of the Closing:

4.1   <u>Organization and Authority</u>. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana, with full corporate power and authority to enter into, execute and deliver this Agreement and the other Transaction Documents to which Buyer is a party and perform its obligations hereunder and thereunder.

4.2   <u>Due Diligence Investigation</u>.

(a)   Buyer has had an opportunity to discuss the Business, management, operations and finances of Seller with its officers, directors, employees, agents, representatives and Affiliates, and has had an opportunity to inspect the facilities of Seller. Buyer has conducted to its satisfaction, its own independent investigation of the conditions, operations and the Business of Seller and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, Buyer has relied solely upon the representations and warranties of Seller set forth in <u>Article 5</u> of this Agreement (and acknowledges that such representations and warranties are the only representations and warranties made by Seller) and has not relied upon any other information provided by, for or on behalf of Seller, or its agents or representatives, to Buyer in connection with the transactions contemplated by this Agreement. Buyer has no knowledge of the existence or nonexistence or occurrence or nonoccurrence of any event, condition or circumstance the existence, nonexistence, occurrence or nonoccurrence of which would cause any representation or warranty of Seller contained in this Agreement to be untrue or inaccurate in any respect. Buyer has entered into the transactions contemplated by this Agreement with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to future prospects (financial or otherwise) of Seller. Buyer acknowledges that no current or former stockholder, director, officer, employee, Affiliate or advisor of Seller has made or is making any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

(b)   In connection with Buyer's investigation of Seller, Buyer may have received certain projections, including projected statements of operating revenues and income from operations of the Business, Seller and certain business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, no representation or warranty is made with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts.

4.3   Authorization of Transaction. The execution, delivery and performance of this Agreement and the other Transaction Documents to which Buyer is a party have been duly and validly authorized by all corporate action on the part of Buyer, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement constitutes, and each of the other Transaction Documents to which Buyer is a party have been duly executed and delivered by Buyer and constitute the valid and binding agreement of Buyer, enforceable in accordance with their terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor's rights generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity)).

4.4   Parent SEC Reports.

(a)   Parent has on a timely basis filed all forms, reports and documents required to be filed by it with the SEC, and all of the forgoing are available in full without redaction on EDGAR (the "Parent SEC Reports"). No Subsidiary of Parent is, or has been, required to file any form, report, registration statement or other document with the SEC. As used in this Section 4.4, the term "file" shall be broadly construed to include any manner in which a document or information is filed, furnished, transmitted, supplied or otherwise made available to the SEC.

(b)   Each of the Parent SEC Reports (i) as of the date of the filing of such report, complied with the requirements of the Securities Act, the Exchange Act and the SOX, the rules and regulations thereunder and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date hereof, on the date of such filing) did not contain any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c)   Parent is, and has been for the three (3) years preceding the date hereof, in compliance with the applicable listing rules and corporate governance rules and regulations of the OTCBB.

4.5   Financial Statements. Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Parent SEC Reports complied with the rules and regulations of the SEC as of the date of the filing of such reports, was prepared in accordance with GAAP and fairly presents the financial condition and the results of operations, changes in stockholders' equity and cash flow of Parent and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of interim financial statements, to (i) the omission of notes to the extent permitted by Regulation S-X (that, in the case of interim financial statements included in the Parent SEC Reports since Buyer's most recent annual report on Form 10-K, would not differ materially from the notes to the financial statements included in such annual report) and (ii) normal, recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material).

The financial statements referred to in this Section 4.5 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. No financial statements of any Person other than Parent and its Subsidiaries are, or have been, required by GAAP to be included in the consolidated financial statements of Parent included in the Parent SEC Reports.

4.6 Indebtedness. There is no Indebtedness outstanding of Parent, Buyer or AMP Electric except as set forth on Schedule 4.6 of the Buyer Disclosure Schedules.

4.7 Litigation. Except as set forth in the Parent SEC Reports, there are no actions, suits, proceedings or orders pending or threatened against or affecting Buyer, Parent or AMP Electric at law or in equity, or before or by any Governmental Authority or arbitration or mediation which would adversely affect Buyer's, Parent's or AMP Electric's performance under this Agreement or any other Transaction Document to which Buyer, Parent or AMP Electric is a party or the consummation of the transactions contemplated hereby or thereby.

4.8 Brokerage. Except as set forth on Schedule 4.8 of the Buyer Disclosure Schedules, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer. Neither Seller nor any of its Affiliates will have any liability with respect to the payment of any fees or expenses described in this Section 4.8.

4.9 Funding. Buyer has immediately available funds sufficient to pay the Cash Purchase Price and any other payments contemplated by this Agreement.

ARTICLE 5

INDEMNIFICATION AND RELATED MATTERS

5.1 Survival. All representations, warranties, covenants and agreements set forth in this Agreement, the other Transaction Documents or in any exhibit, schedule or certificate delivered in connection with this Agreement shall survive the Closing Date until the Applicable Limitation Date, subject to the provisions of this Article 5, including Section 5.2(c)(i). For purposes of this Agreement, the term "Applicable Limitation Date" means, (i) with respect to the representations and warranties of the Parties, the date which is twelve (12) months after the Closing Date and (ii) with respect to the covenants and agreements of the parties, the time period provided for in such covenant or, if no time period is provided for in such covenant, then the applicable statute of limitations.

5.2 Indemnification. Subject to the terms, conditions and limitations set forth in this Article 5:

(a) Indemnification of Buyer Parties. From and after the Closing, subject to the limitations set forth herein, Seller shall indemnify and hold harmless each of Buyer and its officers, directors, employees, agents, representatives, Affiliates, successors and permitted assigns (collectively, the "Buyer Parties") from and against, and the Buyer Parties shall be entitled to be paid or reimbursed by Seller, subject to the terms of this Article 5, for, any loss, Liability, demand, claim, action, cause of action, cost, damage, Tax, penalty, fine or expense, whether or not arising out of third party claims (including interest, penalties, reasonable attorneys' fees and expenses, court costs and all amounts paid in defense or settlement of any of the foregoing) (collectively, "Losses" and individually, a "Loss") which any such Buyer Party suffers, sustains or becomes subject to, as a result of:

        (i)   the breach of any representation or warranty made by Seller contained in Article 3 of this Agreement;

        (ii)   the breach of any covenant or agreement made by Seller contained in this Agreement; or

        (iii)   any Excluded Liability.

        (b)   Indemnification of Seller Parties. From and after the Closing, subject to the limitations set forth herein, Buyer shall indemnify Seller and its officers, directors, employees, agents, representatives, Affiliates, successors and permitted assigns (collectively, the "Seller Parties") and hold the Seller Parties harmless from and against, and the Seller Parties shall be entitled to be paid or reimbursed by Buyer, subject to the terms of this Article 5, for any Loss which any Seller Party suffers, sustains or becomes subject to, as the result of:

        (i)   the breach by Buyer of any representation or warranty made by Buyer contained in Article 5 of this Agreement;

        (ii)   the breach of any covenant or agreement made by Buyer contained in this Agreement; or

        (iii)   any Assumed Liability.

        (c)   Additional Provisions. The indemnification provided for in Sections 5.2(a) and 5.2(b) above is subject to the following limitations:

        (i)   No party hereto will be liable hereunder with respect to claims referred to in Sections 5.2(a) or 5.2(b) above unless a Party delivers written notice thereof to the other Party prior to the Applicable Limitation Date.

        (ii)   Seller shall not be liable to the Buyer Parties, and Buyer shall not be liable to the Seller Parties, for any Loss arising under Section 5.2(a) or Section 5.2(b), respectively, until the aggregate amount of all such Losses exceeds $100,000 (the "Deductible"), after which Seller and Buyer, respectively, shall, subject to the Cap, be liable back to the first dollar of such Losses.

        (iii)   Buyer Parties and Seller Parties will only be entitled to indemnification with respect to Sections 5.2(a) and 5.2(b), respectively, up to a maximum aggregate amount equal to the Cash Purchase Price (the "Cap").

        (iv)   Each Party shall use commercially reasonable efforts to mitigate all Losses as promptly and as fully as possible.

(v)   For purposes of calculating Losses subject to indemnification under this Article 5, such Losses shall be calculated net of any third party insurance, indemnification, contribution or similar proceeds received or receivable by the party entitled to indemnification with respect to such Losses.

(vi)   In no event shall Buyer be entitled to recover or make a claim for any amounts in respect of consequential, incidental or indirect damages, diminution in value, lost profits or punitive damages and, in particular, no "multiple of profits" or "multiple of cash flow" or similar valuation methodology shall be used in calculating the amount of any Losses.

(vii)   Buyer Parties and the Seller Parties shall not be entitled to recover Losses relating to any matter arising under one provision of this Agreement to the extent that such parties have already recovered Losses from an Indemnifying Party with respect to such matters pursuant to other provisions of this Agreement.

(viii)   Seller shall have no obligation to indemnify any Buyer Party with respect to any environmental investigation, monitoring, clean-up, containment, restoration, removal or other corrective or response action (collectively, "Remedial Actions") unless such Remedial Action is affirmatively required by Environmental Law and arose solely as a result of actions of Seller prior to the Closing Date and then only to the extent such Remedial Action is conducted in a cost-effective manner and required to attain compliance with minimum remedial standards applicable under Environmental Law based on existing commercial uses, employing where applicable risk-based remedial standards and institutional controls. Seller shall have no indemnification obligation or other Liability for any Remedial Action which arises from any conditions of contamination identified through any environmental sampling or analysis, or any report to any Governmental Authority, which in either case is not (i) affirmatively required by Environmental Laws or (ii) required by an unsolicited and enforceable order, directive or demand of a Governmental Authority acting within its jurisdiction. Seller shall have no obligation to indemnify any Buyer Party for any Remedial Action which arises to any degree from any action or inaction of any Buyer Party.

(d)   Procedure. If a Party seeks indemnification under this Article 5, such Party (the "Indemnified Party") shall give written notice to the other Party (the "Indemnifying Party") after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) or discovering the Liability or facts giving rise to such claim for indemnification, describing in reasonable detail the claim, the amount thereof (if known and quantifiable) or a reasonable estimate thereof, and the basis thereof; provided that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have harmed the Indemnifying Party or such notice is received by the Indemnifying Party after the Applicable Limitation Date. In that regard, if any action, lawsuit, proceeding, investigation or other claim shall be brought or asserted by any third party which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to this Article 5 (a "Third Party Claim"), the Indemnified Party shall promptly notify the Indemnifying Party of the same in writing, specifying in detail the basis of such claim and the facts pertaining thereto and the Indemnifying Party shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to the Indemnified Party's claim for indemnification at its expense, and at its option shall be entitled to assume control of such defense (including appointing lead counsel) with a nationally recognized reputable counsel reasonably acceptable to the Indemnified Party after providing written notice to the Indemnified Party (the "Defense Notice") within thirty (30) days of the Indemnifying Party's receipt of written notice of such Third Party Claim.

If the Indemnifying Party elects to assume and control the defense and does so by delivering the Defense Notice, the Indemnified Party shall have the right to retain counsel separate from counsel retained by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel retained by the Indemnified Party shall be at the expense of the Indemnified Party unless (i) the retention thereof has been specifically authorized by the Indemnifying Party in writing, or (ii) the Indemnified Party has been advised by outside counsel that an actual conflict of interest exists between the Indemnifying Party and the Indemnified Party; provided, that the Indemnifying Party shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel in connection with any claim in the same jurisdiction, in addition to any local counsel.

If the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim, if (1) pursuant to or as a result of such settlement or cessation, injunction or other equitable relief will be imposed against the Indemnified Party or (2) such settlement does not expressly unconditionally release the Indemnified Party from all Liabilities with respect to such claim and all other claims arising out of the same or similar facts and circumstances, with prejudice.

The Indemnifying Party and the Indemnified Party shall reasonably cooperate with each other in the defense of claims or litigation, including by making employees, information and documentation reasonably available.

(e) Exclusive Post-Closing Remedy. The parties hereto acknowledge and agree that, except as set forth herein or in any other Transaction Document, the indemnification provided for in this Article 5 shall be the exclusive remedy of the parties with respect to the Business and the transactions contemplated by this Agreement and the other Transaction Documents. Without limiting the generality of the foregoing, Buyer hereby waives any right, whether arising at law or in equity, to seek contribution, cost recovery, damages, or any other recourse or remedy from Seller, or any of its Affiliates, and hereby releases Seller, and each of its Affiliates, from any claim, demand or liability, with respect to any environmental, health, or safety matter relating to the past, current or future facilities, properties or operations of Seller and all of its predecessors or Affiliates, including any such matter arising under the Comprehensive Environmental Response, Compensation, and Liability Act, or any other laws relating to pollution, the environment, occupational safety ad health, or human health or any analogous state law, or the common law.

(f) Payment Mechanics. Amounts paid to or on behalf of Seller or Buyer as indemnification shall be treated as adjustments to the Purchase Price, to the extent permitted by applicable law. Any indemnification payment pursuant to this Article 5 shall be effected by wire transfer of immediately available funds from the applicable Indemnifying Party to an account designated by the applicable Indemnified Party within five (5) Business Days after the determination thereof.


ARTICLE 6

ADDITIONAL AGREEMENTS


6.1   Tax Matters.

(a)   Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest thereon) incurred in connection with this Agreement, as well as all expenses incurred in filing and preparing Tax Returns for such Taxes, shall be borne 50% by Seller and 50% by Buyer. All necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees shall be filed by the party required by applicable law, and the other party shall join in the execution of any such Tax Returns and other documentation, if required by applicable law.

(b)   Allocation. Seller shall prepare an allocation of the purchase price (and all other items required under the Code) among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury regulations thereunder (and any similar provision of state, local, or non-U.S. law, as appropriate), which allocation shall be delivered to Buyer within ninety (90) days after the Closing Date. Buyer shall have fifteen (15) Business Days to accept or reject Seller's proposed allocation. In the event Buyer rejects Seller's proposed allocation, the Parties shall negotiate in good faith to resolve any dispute. In the event the Parties cannot agree on the purchase price allocation, the dispute shall be submitted to Duff & Phelps or such other accounting or financial services firm as agreed to by the Parties (the "Adjustment Arbitrator") for resolution. The Parties shall instruct the Adjustment Arbitrator to, and the Adjustment Arbitrator shall, make a final determination of the items included in the purchase price allocation that are in dispute in accordance with the guidelines and procedures set forth in this Agreement. The Parties will cooperate with the Adjustment Arbitrator during the term of its engagement and shall instruct the Adjustment Arbitrator to, and the Adjustment Arbitrator shall, make its determination based solely on presentations by the Parties that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., acting as an arbitrator, not as an expert and not on the basis of an independent review). The Adjustment Arbitrator shall deliver its final resolution in writing to the Parties not more than forty-five (45) days following submission of such disputed matters and such resolution by the Adjustment Arbitrator shall not be subject to court review or otherwise appealable, other than as a result of manifest error or to enforce a judgment related thereto. The fees and expenses of the Adjustment Arbitrator pursuant to this Section 6.1 shall be borne by Buyer on the one hand, and Seller on the other hand, based upon the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party, as such amounts are determined by the Adjustment Arbitrator. Buyer and Seller shall report, act and file Tax Returns (including, but not limited to Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such allocation as finally determined. Buyer shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as Seller may reasonably request to prepare such allocation. Neither Buyer nor Seller shall take any position (whether in audits, tax returns or otherwise) that is inconsistent with such allocation unless required to do so by applicable law.

(c)   Cooperation on Tax Matters. Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by any Party, in connection with the filing of Tax Returns for the Business and any audit, litigation or other proceeding with respect to Taxes for the Business.   Such cooperation shall include the retention and (upon any Party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller agrees (i) to retain all books and records with respect to Tax matters pertinent to the Business relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, any extensions thereof) for the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give Buyer reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Buyer so requests, Seller shall allow Buyer to take possession of such books and records. Seller and Buyer further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d)   Allocation of Taxes Between Buyer and Seller. Buyer shall be responsible for and pay all Taxes payable in respect of real property or personal property included in the Purchased Assets and which are assessed for the period beginning January 1, 2013 (Taxes for calendar year 2013 will be payable in calendar year 2014) and Seller shall be responsible for and pay all Taxes payable in respect of real property or personal property included in the Purchased Assets and which are assessed in respect of the period ending December 31, 2012 (Taxes for calendar year 2012 will be payable in calendar year 2013).

6.2   "AS IS" "WHERE IS". Except for the specific representations and warranties expressly set forth in Article 3 of this Agreement, the Purchased Assets will be conveyed "AS IS," "WHERE IS" and "WITH ALL FAULTS" and with all warranties of merchantability or fitness for a particular purpose expressly disclaimed.

6.3   Press Releases and Announcements. No press releases related to this Agreement, the other Transaction Documents or the transactions contemplated herein or therein, or other announcements to the employees, customers or suppliers of Seller shall be issued by Seller, Buyer or any of their respective equityholders or Affiliates, except for any public disclosure which is required by law or regulation (in which case the disclosure shall be prepared jointly by Seller and Buyer), including any Form 8-K Current Report to be filed by Buyer, incorporating any press release relating to this Agreement, the text of which has been agreed to by each of Buyer and Seller.

6.4   Specific Performance. Seller and Buyer acknowledge that the Business is unique and recognize and affirm that in the event of a breach of this Agreement by Seller or Buyer, money damages may be inadequate and Seller or Buyer may have no adequate remedy at law. Accordingly, Seller and Buyer agree that each of Seller and Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the obligations of Seller or Buyer hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief. If any such action is brought by Seller or Buyer to enforce this Agreement, Seller and Buyer hereby waive the defense that there is an adequate remedy at law.

6.5   Expenses. Seller, on the one hand, and Buyer, on the other hand, shall pay all of their own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of the Letter of Intent, this Agreement, the other Transaction Documents, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby.

6.6   Compliance with Bulk Sales Laws. Buyer acknowledges that Seller will not comply with the provisions of any bulk sales laws of any jurisdiction in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

6.7   Employees. Buyer shall not be under an obligation to offer employment to any existing or former employee employed by Seller (the "Business Employees"). In the event that Business Employees are engaged by Buyer, the terms and conditions of employment of any Business Employees shall be determined by Buyer in its absolute and sole discretion.

6.8   Post-Closing Agreements. From and after the Closing, each of Buyer and Seller shall reasonably cooperate with the other and negotiate in good faith the terms of (i) the Transition Services Agreement by and between Seller and Buyer on terms mutually satisfactory to such parties and (ii) the Uptime Parts Supply Agreement by and between Seller's Affiliate, Uptime Parts, LLC, a Delaware limited liability company, and Buyer for the supply of parts to Dealers and to Buyer, in each case, on or prior to the date that is ninety (90) days following the Closing (it being understood and agreed that none of Seller, Uptime Parts, LLC or any of Seller's other Affiliates shall have any liability for any failure of the parties to enter any such agreements during or after such ninety (90) day period). Buyer acknowledges and agrees that Seller does not currently (and will not after the Closing) provide parts to Dealers and that such parts are provided by Seller's Affiliate, Uptime Parts, LLC.

6.9   Indiana Responsible Property Transfer Law. With respect to the Responsible Property Transfer Law, Indiana Code 13-25-3 et seq. ("RPTL") as relates to the transfer of the Owned Real Property to Buyer pursuant to this Agreement, the Parties agree that (i) Seller and Buyer hereby waive the 30-day time period specified in Section 2 of the RPTL; (ii) Buyer acknowledges receipt from Seller of the completed RPTL environmental disclosure form in substantially the form attached hereto as Exhibit F (the "RPTL Disclosure Form") and waives the provisions set forth in Section 3 of the RPTL; and (iii) Buyer shall, within thirty (30) days following the Closing Date, record a copy of the RPTL Disclosure Form with the county recorder's office where the Owned Real Property is located and deliver a copy of the RPTL Disclosure Form to the Indiana Department of Environmental Management as required under

Section 8 of the RPTL, and Buyer shall thereafter provide Seller with documentation of such recordation and delivery.

6.10   Certain Intellectual Property Matters.

Buyer hereby grants, and shall cause any Affiliate or successor that becomes owner of any Intellectual Property included in the Purchased Assets to grant, to Seller (for the benefit of Seller and its Affiliates, including Navistar, Inc. and Uptime Parts, LLC) (i) a perpetual, royalty-free, irrevocable, worldwide (for each jurisdiction in which Buyer or its Affiliates or successors have rights in Workhorse Trademarks), exclusive right and license, with the right to sublicense, to use the Workhorse Trademarks in connection with the manufacture, advertising, marketing, distribution, and sale of (A) products and services that are of the same type as those products and services sold or offered under the Workhorse Trademarks by Uptime Parts, LLC prior to the Closing or (B) services that are of the same type as those services sold or offered under the Workhorse Trademarks by Seller or its Affiliates prior to the Closing; provided, however, that the foregoing trademark license shall only be exclusive until the date which is the later of (a) one hundred eighty (180) days after the Closing, and (b) the date that the Uptime Parts Supply Agreement (1) terminates or expires or (2) becomes non-exclusive, in each case in accordance with its terms, and, from and after the applicable date such license shall automatically convert to a non-exclusive license but shall otherwise remain in full force and effect, without change, and (ii) a perpetual, royalty-free, irrevocable, worldwide, exclusive right and license, with the right to sublicense, to use, copy, distribute, display, modify, enhance and create derivative works of the Licensed CAD Materials in connection with any products and services of Uptime Parts, LLC or its Affiliates to which the Licensed CAD Materials relate or for which the Licensed CAD Materials can otherwise be utilized (but excluding products of the Business).

ARTICLE 7

MISCELLANEOUS

7.1   Amendment and Waiver. This Agreement may be amended and any provision of this Agreement may be waived, provided that any such amendment or waiver shall be binding upon a Party only if such amendment or waiver is set forth in a writing executed by such Party. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement.

7.2   Notices. All notices, demands and other communications given or delivered under this Agreement shall be in writing and shall be deemed to have been given when personally delivered, mailed by first class mail, return receipt requested, or delivered by express courier service or telecopied (with hard copy to follow). Notices, demands and communications to Seller and Buyer shall, unless another address is specified in writing, be sent to the address or telecopy number indicated below:

Notices to Seller:

Workhorse Custom Chassis, LLC
c/o Navistar, Inc.
2701 Navistar Drive
Lisle, IL 60532
Attention: General Counsel
Facsimile: 331-332-2261

with a copy to:

Kirkland & Ellis, LLP
300 N. LaSalle St.
Chicago, IL 60654

Attention: Keith S. Crow, P.C.
Kevin L. Morris
Facsimile: 312-862-2200

Notices to Buyer:

AMP Trucks Inc.
c/o AMP Holding Inc.
100 Commerce Drive
Loveland, Ohio 45140
Attention: Martin J. Rucidlo, President

Facsimile: 513-672-1012

with copies to:

Fleming PLLC
49 Front Street, Suite 206
Rockville Centre, New York 11570
Attention: Stephen M. Fleming, Esq.

Facsimile: 516-977-1209

7.3 Binding Agreement; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by Seller without the prior written consent of Buyer or by Buyer without the prior written consent of Seller. No assignment shall relieve the assigning Party of its obligations hereunder.

7.4 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

7.5 Construction; Disclosure Schedules. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word “including” shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. No disclosure made in any schedule shall constitute an admission or determination that any fact or matter so disclosed is material, meets a dollar or other threshold set forth in this Agreement or would otherwise be required to be disclosed, and no Person shall use the fact of the setting of an amount or the inclusion of such facts or matters in any dispute or controversy as to whether any obligation, amount, fact or matter is or is not material for purposes of this Agreement. No disclosure in any schedule relating to any possible breach or violation of any agreement or law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. Any matter disclosed pursuant to

one schedule, subpart or subdivision in the schedules shall be deemed disclosed for all applicable purposes of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is responsive to the Agreement.

7.6   Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption had been used in this Agreement.

7.7   Entire Agreement. The schedules identified in this Agreement are incorporated herein by reference. This Agreement and the exhibits, schedules and other documents referred to herein contain the entire agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way, including the Letter of Intent and the Confidentiality Agreement. The Parties acknowledge that, effective as of the Closing and notwithstanding anything to the contrary in the Letter of Intent, the Letter of Intent shall be of no further force and effect and shall be terminated in all respects.

7.8   Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

7.9   Governing Law.   All questions concerning the construction, validity and interpretation of this Agreement and any and all disputes or controversies arising out of the subject matter hereof (whether by contract, tort or otherwise) shall be governed by and construed in accordance with the domestic laws of the State of Illinois, without giving effect to any choice of law or conflict of law provision (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois.

7.10   Parties in Interest. Except as otherwise expressly set forth in this Agreement (including as set forth in Article 5), nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties and their respective successors and assigns any rights or remedies under or by virtue of this Agreement.

7.11   Waiver of Trial by Jury. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE OTHER TRANSACTION OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.11.

7.12   Consent to Jurisdiction. THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY ACTION BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT SHALL PROPERLY (BUT NOT EXCLUSIVELY) LIE IN ANY FEDERAL OR STATE COURT LOCATED IN COOK COUNTY, ILLINOIS. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH ACTION. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH ACTION. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

7.13   Delivery by Facsimile or Other Electronic Means. This Agreement and any other Transaction Document, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile or other electronic means, shall be treated in all manner and respects as an original Contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party, each other Party shall re-execute original forms thereof and deliver them to all other parties. No Party shall raise the use of a facsimile machine or other electronic delivery means to deliver a signature or the fact that any signature or Contract was transmitted or communicated through the use of facsimile machine or other electronic means as a defense to the formation of a Contract and each such Party forever waives any such defense.

7.14   No Personal Liability Conferred. Neither this Agreement nor the transactions contemplated hereby shall create or permit any personal liability on the part of any past, present or future officer, director, manager, member, partner, stockholder, Affiliate, employee, agent or representative of any of the Parties or any of their Affiliates except pursuant to any separate agreement entered into between Buyer and/or Seller and any such Person in connection with the transactions contemplated hereby.

7.15   Termination by Seller.

Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document, if, prior to the Closing, Seller should, in its reasonable discretion, determine that any of Buyer, Parent or AMP Electric are insolvent or would be rendered insolvent by the transactions contemplated by this Agreement and the other Transaction Documents, Seller may terminate this Agreement without any liability to Seller or any of its Affiliates.

* * * * *

IN WITNESS WHEREOF, the undersigned have executed this Asset Purchase Agreement as of the date first written above.

SELLER:

WORKHORSE CUSTOM CHASSIS, LLC

William H. Osborne
President

BUYER:

AMP TRUCKS INC.

By: _____

Name: _____

Its: _____

IN WITNESS WHEREOF, the undersigned have executed this Asset Purchase Agreement as of the date first written above.

SELLER:

WORKHORSE CUSTOM CHASSIS, LLC

By: _____
Name: _____
Its: _____

BUYER:

AMP TRUCKS, INC.



By: _____
Name: _____Stephen S. Burns_____
Its: _____CEO_____

SECURITY AGREEMENT

SECURITY AGREEMENT (this "<u>Agreement</u>"), dated as of March [__], 2013, by and among AMP Trucks Inc., an Indiana corporation (the "<u>Company</u>") and the secured party signatory hereto and their respective endorsees, transferees and assigns (collectively, the "<u>Secured Party</u>").

W I T N E S S E T H:

WHEREAS, pursuant to the Asset Purchase Agreement, dated as of March [__], 2013, between the Company and the Secured Party (the "<u>Asset Purchase Agreement</u>"), the Company has agreed to issue to the Secured Party and the Secured Party has agreed to purchase from the Company a Secured Debenture, due three years from the date of issue (the "<u>Debenture</u>"); and

WHEREAS, in order to induce the Secured Party to enter into the Asset Purchase Agreement, the Company has agreed to execute and deliver to the Secured Party this Agreement and to grant the Secured Party a security interest in all assets of the Company to secure the prompt payment, performance and discharge in full of all of the Company's obligations under the Debenture; and

NOW, THEREFORE, in consideration of the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.   <u>Certain Definitions</u>. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1. Terms used but not otherwise defined in this Agreement that are defined in Article 9 of the UCC (such as "general intangibles" and "proceeds") shall have the respective meanings given such terms in Article 9 of the UCC.

(a)   "<u>Collateral</u>" means the assets or properties of the Company in which the Secured Party is granted a Security Interest by this Agreement and which shall include the following, whether presently owned or existing or hereafter acquired or coming into existence from time to time, and all additions and accessions thereto and all substitutions and replacements thereof, and all proceeds, products and accounts thereof, including, without limitation, all proceeds from the sale or transfer of the Collateral and of insurance covering the same and of any tort claims in connection therewith:

(i)   all Accounts;

(ii)   all Chattel Paper;

(iii)   all Deposit Accounts;

(iv)   all Documents;

(v)   all General Intangibles;

(vi) all Goods (including, without limitation, Inventory and Equipment);

(vii) Instruments;

(viii) all insurance;

(ix) Intellectual Property;

(x) Investment Property;

(xi) all Letter-of-Credit Rights;

(xii) Money;

(xiii) all Collateral Accounts, and all cash, securities and other investments deposited therein;

(xiv) all Supporting Obligations;

(xv) all Security Entitlements in any or all of the foregoing;

(xvi) all books, records, ledger cards, files, correspondence, customer lists, blueprints, technical specifications, manuals, computer software, computer printouts, tapes, disks and other electronic storage media and related data processing software and similar items that at any time evidence or contain information relating to any of the Collateral or are otherwise necessary or helpful in the collection thereof or realization thereupon; and

(xvii) to the extent not otherwise included, all Proceeds and products of any and all of the foregoing and all collateral security and guarantees given by any Person with respect to any of the foregoing.

(b) "<u>Debtor Relief Law</u>" means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, general assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

(c) "<u>Obligations</u>" means all of the Company's obligations under this Agreement and the Debenture, in each case, whether now existing or hereafter arising (including interest and fees that accrue after the commencement by or against the Company of any proceeding under any Debtor Relief Laws naming the Company as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding), voluntary or involuntary, direct or indirect, absolute or contingent, liquidated or unliquidated, due or to become due, whether or not jointly owed with others, and whether or not from time to time decreased or extinguished and later decreased, created or incurred, and all or any portion of such obligations or liabilities that are paid, to the extent all or any part of such payment is avoided or recovered directly or indirectly from the Secured Party as a preference, fraudulent transfer or otherwise as such obligations may be amended, supplemented, converted, extended or modified from time to time.

(d)   "UCC" means the Uniform Commercial Code, as currently in effect in the State of Illinois.

2.   Grant of Security Interest. As an inducement for the Secured Party to purchase the Debenture and to secure the complete and timely payment, performance and discharge in full, as the case may be, of all of the Obligations, the Company hereby, unconditionally and irrevocably, pledges, grants and hypothecates to the Secured Party, a continuing security interest in, a continuing lien upon, an unqualified right to possession and disposition of and a right of set-off against, in each case to the fullest extent permitted by law, all of the Company's right, title and interest of whatsoever kind and nature in and to all of the Company's assets, including the real property which is the subject of the Quitclaim Deed (as defined in the Asset Purchase Agreement) and the Collateral (the "Security Interest").

3.   Secured Obligations. This Agreement secures, and the Collateral is collateral security for, the prompt and complete payment in full when due, whether at stated maturity, by required payment, declaration, acceleration, demand or otherwise (including the payment of amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) (and any successor provision thereof)), of all Obligations.

4.   Authorization to File Financing Statements. The Company hereby irrevocably authorizes the Secured Party at any time and from time to time to file in any relevant jurisdiction any initial financing statements (including fixture filings) with respect to the Collateral or any part thereof and amendments thereto that (i) indicate the Collateral as all assets of the Company or words of similar effect as being of an equal or lesser scope or with greater detail, and (ii) contain the information required by Article 9 of the UCC or the analogous legislation of each applicable jurisdiction for the filing of any financing statement or amendment, including (A) whether the Company is an organization, the type of organization and any organizational identification number issued to the Company and (B) in the case of a financing statement filed as a fixture filing, a sufficient description of the real property to which such Article 9 Collateral relates. The Company agrees to provide such information to the Secured Party promptly upon request.

5.   Representations, Warranties, Covenants and Agreements of the Company. The Company represents and warrants to, and covenants and agrees with, the Secured Party as follows:

(a)   The Company has the requisite corporate power and authority to enter into this Agreement and otherwise to carry out its obligations hereunder. The execution, delivery and performance by the Company of this Agreement and the filings contemplated herein have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company. This Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as enforceability may be limited

3

by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditor's rights generally.

(b)   The Company represents and warrants that it has no place of business or offices where its respective books of account and records are kept (other than temporarily at the offices of its attorneys or accountants) or places where Collateral is stored or located, except as set forth on Schedule A attached hereto;

(c)   Except as set forth on Schedule C, the Company has good and valid rights and/or title in the Collateral, free and clear of any liens, security interests, encumbrances, rights or claims, and has all requisite organizational power and authority to grant the Security Interest in the Collateral pursuant hereto. Except as set forth on Schedule C, there is not on file in any governmental or regulatory authority, agency or recording office an effective financing statement, security agreement, license or transfer or any notice of any of the foregoing (other than those that have been filed in favor of the Secured Party pursuant to this Agreement) covering or affecting any of the Collateral. So long as this Agreement shall be in effect, the Company shall not execute and shall not knowingly permit to be on file in any such office or agency any such financing statement or other document or instrument (except to the extent filed or recorded in favor of the Secured Party pursuant to the terms of this Agreement).

(d)   No part of the Collateral has been judged invalid or unenforceable. No written claim has been received that any Collateral or the Company's use of any Collateral violates the rights of any third party. There has been no adverse decision to the Company's claim of ownership rights in or exclusive rights to use the Collateral in any jurisdiction or to the Company's right to keep and maintain such Collateral in full force and effect, and there is no proceeding involving said rights pending or, to the best knowledge of the Company, threatened before any court, judicial body, administrative or regulatory agency, arbitrator or other governmental authority.

(e)   The Company shall at all times maintain its books of account and records relating to the Collateral at its principal place of business and its Collateral at the locations set forth on Schedule A attached hereto and may not relocate such books of account and records or tangible Collateral unless it delivers to the Secured Party at least 30 days prior to such relocation (i) written notice of such relocation and the new location thereof (which must be within the United States) and (ii) evidence that appropriate financing statements and other necessary documents have been filed and recorded and other steps specified by the Secured Party in its reasonable discretion have been taken to perfect the Security Interest to create in favor of the Secured Party valid, perfected and continuing priority liens in the Collateral.

(f)   The Security Interest constitutes (i) a legal and valid security interest in all of the Collateral securing the payment and performance in full of the Obligations and (ii) upon making the filings described in the immediately following sentence, a perfected priority security interest in the Collateral. Except for the filing of financing statements on Form-1 under the UCC with the jurisdictions indicated on Schedule B, attached hereto, no authorization or approval of or filing with or notice to any governmental authority or regulatory body is required either (i) for the grant by the Company of, or the effectiveness of, the Security Interest granted hereby or for the execution, delivery and performance of its obligations in accordance with the terms of this

Agreement by the Company or (ii) for the perfection of or exercise by the Secured Party of its rights and remedies hereunder. The Security Interest is and shall be prior to any other lien on any of the Collateral

(g)   The execution, delivery and performance of this Agreement does not conflict with or cause a breach or default, or an event that with or without the passage of time or notice, shall constitute a breach or default, under any agreement to which the Company is a party or by which the Company is bound. No consent (including, without limitation, from stock holders or creditors of the Company) is required for the Company to enter into and perform its obligations hereunder.

(h)   The Company shall at all times maintain the liens and Security Interest provided for hereunder as valid and perfected priority liens and security interests in the Collateral in favor of the Secured Party until this Agreement and the Security Interest hereunder shall terminate pursuant to Section 11. The Company hereby agrees to defend, at its own expense, the same against any and all persons. The Company shall safeguard and protect all Collateral for the account of the Secured Party. At the request of the Secured Party, the Company agrees, at its own expense, to execute, acknowledge, deliver and cause to be duly filed all such further instruments and documents (including one or more financing statements pursuant to the UCC (or any other applicable statute)) in form reasonably satisfactory to the Secured Party and will pay the cost of filing the same in all public offices wherever filing is, or is deemed by the Secured Party to be, necessary or desirable to effect the rights and obligations provided for herein. Without limiting the generality of the foregoing, the Company shall pay all fees, taxes and other amounts necessary to maintain the Collateral and the Security Interest hereunder, and the Company shall obtain and furnish to the Secured Party from time to time, upon demand, such releases and/or subordinations of claims and liens which may be required to maintain the priority of the Security Interest hereunder.

(i)   The Company will not transfer, pledge, hypothecate, encumber, license (except for non-exclusive licenses granted by the Company in the ordinary course of business), sell or otherwise dispose of any of the Collateral without the prior written consent of the Secured Party.

(j)   The Company shall keep and preserve its Equipment, Inventory and other tangible Collateral in good condition, repair and order and shall not operate or locate any such Collateral (or cause to be operated or located) in any area excluded from insurance coverage.

(k)   The Company agrees to provide not less than ten (10) days prior written notice to the Secured Party before any change (i) in the legal name of the Company, (ii) in the identity or type of organization or corporate structure of the Company, (iii) in the jurisdiction of organization of the Company, (iv) in the "location" (as determined in accordance with Section 9-307 of the UCC) of the Company, (v) in the organizational identification number of the Company. The Company agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the UCC (or any other applicable statute) that are required in order for the Secured Party to continue following such change to have a valid, legal and perfected (to the extent perfection of the Security Interest in such property is required

5

by the terms hereof), first priority security interest in the Collateral for its benefit and the benefit of the other Secured Parties.

(l)   The Company shall, within ten (10) days of obtaining knowledge thereof, advise the Secured Party promptly, in sufficient detail, of any material change in the Collateral, and of the occurrence of any event which would have a material adverse effect on the value of the Collateral or on the Secured Party's security interest therein.

(m)   The Company shall promptly execute and deliver to the Secured Party such further deeds, mortgages, assignments, security agreements, financing statements or other instruments, documents, certificates and assurances and take such further action as the Secured Party may from time to time request and may in its sole discretion deem necessary to perfect, protect or enforce its security interest in the Collateral.

(n)   The Company shall permit the Secured Party and its representatives and agents to inspect the Collateral at any time upon ten (10) days notice, and to make copies of records pertaining to the Collateral as may be requested by the Secured Party from time to time.

(o)   The Company will take all steps reasonably necessary to diligently pursue and seek to preserve, enforce and collect any rights, claims, causes of action and accounts receivable in respect of the Collateral.

(p)   The Company shall promptly notify the Secured Party in sufficient detail upon becoming aware of any attachment, garnishment, execution or other legal process levied against any Collateral and of any other information received by the Company that may materially affect the value of the Collateral, the Security Interest or the rights and remedies of the Secured Party hereunder.

(q)   All information heretofore, herein or hereafter supplied to the Secured Party by or on behalf of the Company with respect to the Collateral is accurate and complete in all material respects as of the date furnished.

6.   <u>Defaults</u>. The following events shall be "<u>Events of Default</u>":

(a)   The occurrence of an Event of Default (as defined in the Debenture) under the Debenture;

(b)   Any representation or warranty of the Company in this Agreement shall prove to have been incorrect in any material respect when made; and

(c)   The failure by the Company to observe or perform any of its obligations hereunder for ten (10) days after receipt by the Company of notice of such failure from the Secured Party.

7.   <u>Duty To Hold In Trust</u>. Upon the occurrence of any Event of Default and at any time thereafter, the Company shall, upon receipt by it of any revenue, income or other sums subject to the Security Interest, whether payable pursuant to the Debenture or otherwise, or of any check, draft, note, trade acceptance or other instrument evidencing an obligation to pay any

such sum, hold the same in trust for the Secured Party and shall forthwith endorse and transfer any such sums or instruments, or both, to the Secured Party for application to the satisfaction of the Obligations.

8.   <u>Rights and Remedies Upon Default</u>. Upon occurrence of any Event of Default and at any time thereafter, the Secured Party shall have the right to exercise all of the remedies conferred hereunder and under the Debenture, and the Secured Party shall have all the rights and remedies of a secured party under the UCC and/or any other applicable law (including the Uniform Commercial Code of any jurisdiction in which any Collateral is then located). Without limitation, the Secured Party shall have the following rights and powers:

(a)   The Secured Party shall have the right to take possession of the Collateral and, for that purpose, enter, with the aid and assistance of any person, any premises where the Collateral, or any part thereof, is or may be placed and remove the same, and the Company shall assemble the Collateral and make it available to the Secured Party at a place and time which the Secured Party shall reasonably select, whether at the Company's premises or elsewhere, and make available to the Secured Party, without rent and without obligation to the Company with respect to such occupation, all of the Company's respective premises and facilities for the purpose of the Secured Party taking possession of, removing or putting the Collateral in saleable or disposable form.

(b)   The Secured Party shall have the right to operate the business of the Company using the Collateral and shall have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the Collateral, at public or private sale or otherwise, either with or without special conditions or stipulations, for cash or on credit or for future delivery, in such parcel or parcels and at such time or times and at such place or places, and upon such terms and conditions as the Secured Party may deem appropriate, all without (except as shall be required by applicable statute and cannot be waived) advertisement or demand upon or notice to the Company or right of redemption of the Company, which are hereby expressly waived. Upon each such sale, lease, assignment or other transfer of Collateral, the Secured Party may, unless prohibited by applicable law which cannot be waived, purchase all or any part of the Collateral being sold, free from and discharged of all trusts, claims, right of redemption and equities of the Company, which are hereby waived and released.

9.   <u>Application of Proceeds</u>. The proceeds of any such sale, lease or other disposition of the Collateral hereunder shall be applied first, to the expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like (including, without limitation, any taxes, fees and other costs incurred in connection therewith) of the Collateral, to the reasonable attorneys' fees and expenses incurred by the Secured Party in enforcing its rights hereunder and in connection with collecting, storing and disposing of the Collateral, and then to satisfaction of the Obligations, and to the payment of any other amounts required by applicable law, after which the Secured Party shall pay to the Company any surplus proceeds. If, upon the sale, license or other disposition of the Collateral, the proceeds thereof are insufficient to pay all amounts to which the Secured Party is legally entitled, the Company will be liable for the deficiency, together with interest thereon, at the rate of 15% per annum (the "<u>Default Rate</u>"), and the reasonable fees of any attorneys employed by the Secured Party to collect such deficiency. To the extent permitted by applicable law, the Company waives all claims, damages and demands

7

against the Secured Party arising out of the repossession, removal, retention or sale of the Collateral, unless due to the gross negligence or willful misconduct of the Secured Party.

10. Costs and Expenses. The Company agrees to pay all out-of-pocket fees, costs and expenses incurred in connection with any filing required hereunder, including without limitation, any financing statements, continuation statements, partial releases and/or termination statements related thereto or any expenses of any searches reasonably required by the Secured Party. The Company shall also pay all other claims and charges which in the reasonable opinion of the Secured Party might prejudice, imperil or otherwise affect the Collateral or the Security Interest therein. The Company will also, upon demand, pay to the Secured Party the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Secured Party may incur in connection with (i) the enforcement of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, or (iii) the exercise or enforcement of any of the rights of the Secured Party under the Debenture. Until so paid, any fees payable hereunder shall be added to the principal amount of the Debenture and shall bear interest at the Default Rate.

11. Responsibility for Collateral. The Company assumes all liabilities and responsibility in connection with all Collateral, and the obligations of the Company hereunder or under the Debenture shall in no way be affected or diminished by reason of the loss, destruction, damage or theft of any of the Collateral or its unavailability for any reason.

12. Security Interest Absolute. All rights of the Secured Party and all Obligations of the Company hereunder, shall be absolute and unconditional, irrespective of: (a) any lack of validity or enforceability of this Agreement, the Debenture or any agreement entered into in connection with the foregoing, or any portion hereof or thereof; (b) any change in the time, manner or place of payment or performance of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Debenture or any other agreement entered into in connection with the foregoing; (c) any exchange, release or nonperfection of any of the Collateral, or any release or amendment or waiver of or consent to departure from any other collateral for, or any guaranty, or any other security, for all or any of the Obligations; (d) any action by the Secured Party to obtain, adjust, settle and cancel in its sole discretion any insurance claims or matters made or arising in connection with the Collateral; or (e) any other circumstance which might otherwise constitute any legal or equitable defense available to the Company, or a discharge of all or any part of the Security Interest granted hereby. Until the Obligations shall have been paid and performed in full, the rights of the Secured Party shall continue even if the Obligations are barred for any reason, including, without limitation, the running of the statute of limitations or bankruptcy. The Company expressly waives presentment, protest, notice of protest, demand, notice of nonpayment and demand for performance. In the event that at any time any transfer of any Collateral or any payment received by the Secured Party hereunder shall be deemed by final order of a court of competent jurisdiction to have been a voidable preference or fraudulent conveyance under the bankruptcy or insolvency laws of the United States, or shall be deemed to be otherwise due to any party other than the Secured Party, then, in any such event, the Company's obligations hereunder shall survive cancellation of this Agreement, and shall not be discharged or satisfied by any prior payment thereof and/or cancellation of this Agreement, but shall remain a valid and binding obligation enforceable in accordance with the terms and

provisions hereof. The Company waives all right to require the Secured Party to proceed against any other person or to apply any Collateral which the Secured Party may hold at any time, or to marshal assets, or to pursue any other remedy. The Company waives any defense arising by reason of the application of the statute of limitations to any obligation secured hereby.

13. Term of Agreement. This Agreement and the Security Interest shall terminate on the date on which all payments under the Debenture have been made in full and all other Obligations have been paid or discharged. Upon such termination, the Secured Party, at the request and at the expense of the Company, will join in executing any termination statement with respect to any financing statement executed and filed pursuant to this Agreement.

14. Power of Attorney; Further Assurances.

(a) The Company authorizes the Secured Party, and does hereby make, constitute and appoint it, and its respective officers, agents, successors or assigns with full power of substitution, as the Company's true and lawful attorney-in-fact, with power, in its own name or in the name of the Company, to, after the occurrence and during the continuance of an Event of Default, (i) endorse any notes, checks, drafts, money orders, or other instruments of payment (including payments payable under or in respect of any policy of insurance) in respect of the Collateral that may come into possession of the Secured Party; (ii) to sign and endorse any UCC financing statement or any invoice, freight or express bill, bill of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with accounts, and other documents relating to the Collateral; (iii) to pay or discharge taxes, liens, security interests or other encumbrances at any time levied or placed on or threatened against the Collateral; (iv) to demand, collect, receive payment of, give receipt for, compromise, settle and sue for monies due in respect of the Collateral; (v) to settle, compromise, compound, adjust or defend any actions, suits or proceedings relating to all or any of the Collateral; to notify, or to require the Company to notify, Account Debtors to make payment directly to the Secured Party or to an account designated by the Secured Party and adjust, settle or compromise the amount of payment of any Account; and (vi) generally, to do, at the option of the Secured Party, and at the Company's expense, at any time, or from time to time, all acts and things which the Secured Party deems necessary to protect, preserve and realize upon the Collateral and the Security Interest granted therein in order to effect the intent of this Agreement and the Debenture, all as fully and effectually as the Company might or could do; and the Company hereby ratifies all that said attorney shall lawfully do or cause to be done by virtue hereof. This power of attorney is coupled with an interest and shall be irrevocable for the term of this Agreement and thereafter as long as any of the Obligations shall be outstanding.

(b) On a continuing basis, the Company will make, execute, acknowledge, deliver, file and record, as the case may be, in the proper filing and recording places in any jurisdiction, including, without limitation, the jurisdictions indicated on Schedule B, attached hereto, all such instruments, and take all such action as may reasonably be deemed necessary or advisable, or as reasonably requested by the Secured Party, to perfect the Security Interest granted hereunder and otherwise to carry out the intent and purposes of this Agreement, or for assuring and confirming to the Secured Party the grant or perfection of a security interest in all the Collateral.

(c)   The Company hereby irrevocably appoints the Secured Party as the Company's attorney-in-fact, with full authority in the place and stead of the Company and in the name of the Company, from time to time in the Secured Party's discretion, to take any action and to execute any instrument which the Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement, including the filing, in its sole discretion, of one or more financing or continuation statements and amendments thereto, relative to any of the Collateral without the signature of the Company where permitted by law.

15.   Notices. All notices, requests, demands and other communications hereunder shall be in writing, with copies to all the other parties hereto, and shall be deemed to have been duly given when (i) if delivered by hand, upon receipt, (ii) if sent by facsimile, upon receipt of proof of sending thereof, (iii) if sent by nationally recognized overnight delivery service (receipt requested), the next business day or (iv) if mailed by first-class registered or certified mail, return receipt requested, postage prepaid, four days after posting in the U.S. mails, in each case if delivered to the following addresses:

If to the Company, to: AMP Trucks Inc.
                                    100 Commerce Boulevard
                                    Loveland, Ohio 45140
                                    Attention: Stephen Burns, CEO

With a copy to: Fleming PLLC
                                    Attn: Stephen Fleming
                                    49 Front Street, Suite 206
                                    Rockville Centre, NY 11570
                                    Telephone: (516) 833-5034
                                    Facsimile: (516) 977-1029

If to the Secured Party, then the address set forth in the Asset Purchase Agreement.

16.   Other Security. To the extent that the Obligations are now or hereafter secured by property other than the Collateral or by the guarantee, endorsement or property of any other person, firm, corporation or other entity, then the Secured Party shall have the right, in its sole discretion, to pursue, relinquish, subordinate, modify or take any other action with respect thereto, without in any way modifying or affecting any of the Secured Party's rights and remedies hereunder.

17.   Miscellaneous.

(a)   No course of dealing between the Company and the Secured Party, nor any failure to exercise, nor any delay in exercising, on the part of the Secured Party, any right, power or privilege hereunder or under the Debenture shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b)   All of the rights and remedies of the Secured Party with respect to the Collateral, whether established hereby or by the Debenture or by any other agreements, instruments or documents or by law shall be cumulative and may be exercised singly or concurrently.

(c)   This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and is intended to supersede all prior negotiations, understandings and agreements with respect thereto. Except as specifically set forth in this Agreement, no provision of this Agreement may be modified or amended except by a written agreement specifically referring to this Agreement and signed by the parties hereto.

(d)   In the event that any provision of this Agreement is held to be invalid, prohibited or unenforceable in any jurisdiction for any reason, unless such provision is narrowed by judicial construction, this Agreement shall, as to such jurisdiction, be construed as if such invalid, prohibited or unenforceable provision had been more narrowly drawn so as not to be invalid, prohibited or unenforceable. If, notwithstanding the foregoing, any provision of this Agreement is held to be invalid, prohibited or unenforceable in any jurisdiction, such provision, as to such jurisdiction, shall be ineffective to the extent of such invalidity, prohibition or unenforceability without invalidating the remaining portion of such provision or the other provisions of this Agreement and without affecting the validity or enforceability of such provision or the other provisions of this Agreement in any other jurisdiction.

(e)   No waiver of any breach or default or any right under this Agreement shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default or right, whether of the same or similar nature or otherwise.

(f)   No failure or delay by the Secured Party in exercising any right, remedy, power or privilege hereunder or under this Agreement or the Debenture shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder, or any abandonment or discontinuance of steps to enforce such a right, remedy, power or privilege, preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges of the Secured Party hereunder and under the Debenture are cumulative and are not exclusive of any other rights, remedies, powers and privileges that the Secured Party would otherwise have.

(g)   This Agreement shall be binding upon and inure to the benefit of each party hereto and its successors and assigns.

(h)   Each party shall take such further action and execute and deliver such further documents as may be necessary or appropriate in order to carry out the provisions and purposes of this Agreement.

(i)   All questions concerning the construction, validity and interpretation of this Agreement and any and all disputes or controversies arising out of the subject matter hereof (whether by contract, tort or otherwise) shall be governed by and construed in accordance with the domestic laws of the State of Illinois, without giving effect to any choice of law or conflict of law provision (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois.

(j)   EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 17(J).

(k)   THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY ACTION BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT SHALL PROPERLY (BUT NOT EXCLUSIVELY) LIE IN ANY FEDERAL OR STATE COURT LOCATED IN COOK COUNTY, ILLINOIS. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH ACTION. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH ACTION. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

(l)   This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile or electronic transmission (including "PDF"), such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

12

IN WITNESS WHEREOF, the parties hereto have caused this to be duly executed on the day and year first above written.

COMPANY

AMP TRUCKS INC.

By:_____

Name: Stephen Burns
Title: Chief Executive Officer

SECURED PARTY:

WORKHORSE CUSTOM CHASSIS, LLC

By: _____
Name:
Title:

<u>Schedule A</u>

Location of Collateral

940 South State Route 32, Union City, Indiana 47390

Schedule B

UCC -1 Financing

Filing	Filing Office
UCC-1 Financing Statement	Secretary of State, State of Indiana

None

THIS SECURED DEBENTURE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR UNDER THE PROVISIONS OF ANY APPLICABLE STATE SECURITIES LAWS, BUT HAS BEEN ACQUIRED BY THE REGISTERED HOLDER HEREOF FOR PURPOSES OF INVESTMENT AND IN RELIANCE ON STATUTORY EXEMPTIONS UNDER THE 1933 ACT, AND UNDER ANY APPLICABLE STATE SECURITIES LAWS. THIS DEBENTURE MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR ASSIGNED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER PROVISIONS OF THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT; AND IN THE CASE OF AN EXEMPTION, ONLY IF THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION OF THIS DEBENTURE.

AMP TRUCKS INC.

Date: _____ __, 2013 $2,250,000

SECURED DEBENTURE

AMP Trucks Inc. (the "Company") for value received, hereby promises to pay to **WORKHORSE CUSTOM CHASSIS, LLC**, or registered assigns (the "Holder") on or before _____ __, 2016 (collectively, the "Maturity Date"), at the principal offices of the Company, the principal sum set forth above, and to pay interest on the outstanding principal sum at the rate of ten percent (10%) per annum (this "Debenture"). Interest shall commence accruing on the date hereof, computed on the basis of a 365-day year and the actual number of days elapsed, provided that any payment otherwise due on a Saturday, Sunday or legal Bank holiday may be paid on the following business day. Interest shall compound annually and be payable on the Maturity Date. All payments due hereunder, shall be made in lawful money of the United States of America. In the event that for any reason whatsoever any interest or other consideration payable with respect to this Debenture shall be deemed to be usurious by a court of competent jurisdiction under the laws of the State of Illinois or the laws of any other state governing the repayment hereof, then so much of such interest or other consideration as shall be deemed to be usurious shall be held by the holder as security for the repayment of the principal amount hereof and shall otherwise be waived. The obligations of the Company under this Debenture shall be (a) secured by all of the assets of the Company as set forth in that certain Security Agreement, dated as of the date hereof, by and between the Company and the Holder (the "Security Agreement") and (b) guaranteed by each party listed as a "Guarantor" on the signature pages hereto (collectively, the "Guarantors"). Capitalized terms used but not defined herein shall have the meanings set forth in the Security Agreement.

1.   Transfers of Debenture to Comply with the 1933 Act

The Holder agrees that this Debenture may not be sold, transferred, pledged, hypothecated or otherwise disposed of except as follows: (a) to a person whom the Debenture may legally be transferred without registration and without delivery of a current prospectus under the 1933 Act with respect thereto and then only against receipt of an agreement of such person to comply with the provisions of this Section 1 with respect to any resale or other disposition of the Debenture; or (b) to any person upon delivery of a prospectus then meeting the requirements of the

1933 Act relating to such securities and the offering thereof for such sale or disposition, and thereafter to all successive assignees.

2. **Right of Prepayment**. The Company may prepay outstanding principal and interest of the Debenture in full at any time. In the event the Company prepays outstanding principal and interest, the Company shall pay an amount equal to all outstanding principal and interest multiplied by 105%.

3. **Waiver and Consent**. To the fullest extent permitted by law and except as otherwise provided herein, the Company waives demand, presentment, protest, notice of dishonor, suit against or joinder of any other person, and all other requirements necessary to charge or hold the Company liable with respect to this Debenture.

4. **Costs, Indemnities and Expenses**. Upon the occurrence of an Event of Default (as defined below), the Company agrees to pay all reasonable fees and costs incurred by the Holder in collecting or securing or attempting to collect or secure this Debenture, including reasonable attorneys' fees and expenses, whether or not involving litigation, collecting upon any judgments and/or appellate or bankruptcy proceedings. The Company agrees to pay any documentary stamp taxes, intangible taxes or other taxes which may now or hereafter apply to this Debenture or any payment made in respect of this Debenture, and the Company agrees to indemnify and hold the Holder harmless from and against any liability, costs, attorneys' fees, penalties, interest or expenses relating to any such taxes, as and when the same may be incurred.

5. **Secured Nature of the Debenture.** This Debenture is secured by all of the assets of AMP Trucks as set forth in the Security Agreement.

6. **Representations and Warranties.** Each of the Company and each Guarantor party hereto represents and warrants to the Holder that:

a. such party is duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its organization;

b. such party has authority to own its property and assets and to carry on its business as now conducted, except, in each case, where the failure to do so, or so possess, individually or in the aggregate would not reasonably be expected to result in a material adverse effect;

c. such party has all requisite organizational power and authority to execute and deliver and perform all its obligations under this Debenture.

d. such party is qualified to do business in, and is in good standing (where such concept exists) in, every jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing individually or in the aggregate would not reasonably be expected to result in a material adverse effect;

e. the transactions contemplated hereby and by the Security Agreement are within such party's organizational powers and have been duly authorized by all necessary corporate or limited liability company action;

f. this Debenture has been duly executed and delivered by such party and constitutes a legal, valid and binding obligation of such party, enforceable in accordance with its terms;

g. the transactions to be entered into and contemplated by this Debenture and the Security Agreement (a) do not require any consent or approval of, registration or filing with, or any other action by, any governmental authority, (b) will not (i) violate any applicable law or (ii) the organizational documents, bylaws, charter, operating agreement, certificate of formation or certificate of incorporation of such party, (c) will not violate or result in a default under any indenture or any other agreement, instrument or other evidence of indebtedness, and (d) will not result in the creation or imposition of any lien on any asset of such party, except liens created under the Security Agreement.

7. **Event of Default**. An "Event of Default" shall be deemed to have occurred upon the occurrence of any of the following: (a) the Company shall fail to make any payment of the principal, interest, costs, indemnities, or expenses pursuant to this Debenture when and as the same shall become due and payable; (b) any default, whether in whole or in part, in the due observance or performance of any obligations or other covenants, terms or provisions to be performed by the Company under this Debenture; (c) the occurrence of any Event of Default (as defined in the Security Agreement) under the Security Agreement; (d) the direct or indirect change of control of the Company, whether by merger, consolidation, reorganization or the sale or other transfer of a controlling percentage of the stock or other equity interest of the Company; (e) the Company shall make a general assignment for the benefit of its creditors; (f) the Company shall apply for or consent to the appointment of a receiver, trustee, assignee, custodian, sequestrator, conservator, liquidator or similar official for itself or any of its assets and properties; (g) the Company shall voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief as a debtor under the United States Bankruptcy Code or any other liquidation, conservatorship, bankruptcy, general assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally (collectively, the "Debtor Relief Laws"); (h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Company or its debts, or of a substantial part of its assets, under any Debtor Relief Law or (ii) the appointment of a receiver, trustee, assignee, custodian, sequestrator, conservator, liquidator or similar official for itself or any of its assets and properties and, in any such case, such proceeding or petition shall continue undismissed for thirty (30) days or an order or decree approving any of the foregoing shall be entered; (i) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) above; or (j) any lien purported to be created under any Security Agreement in any material portion of the Collateral and the proceeds thereof shall cease to be, or shall be asserted by the Company not to be, a valid and perfected lien on any material portion of the Collateral. Upon the occurrence of an Event of Default, the Holder may declare that the entire principal balance and accrued and unpaid interest outstanding under this Debenture, and all other obligations of the Company under this Debenture, shall be immediately due and payable; provided, that upon the occurrence of an Event of Default pursuant to clauses (e), (f), (g), (h) or (i) of this Section 7, the entire principal balance and accrued and unpaid interest outstanding under this Debenture, and all other obligations of the Company under this Debenture, shall be immediately due and payable without any action on the part of the Holder.

8.   **Remedies Upon Event of Default**. In case any one or more Events of Default shall have occurred and be continuing, the Holder may proceed to protect and enforce its rights and remedies under this Debenture or the Security Agreement by suit in equity, action at law or other appropriate proceeding, whether for the specific performance of any covenant or agreement contained in this Debenture or the Security Agreement and proceed to enforce the payment thereof or any other legal or equitable right of the Holder.

9.   **Maximum Interest Rate**. In no event shall any agreed to or actual interest charged, reserved or taken by the Holder as consideration for this Debenture exceed the limits imposed by Illinois law. In the event that the interest provisions of this Debenture shall result at any time or for any reason in an effective rate of interest that exceeds the maximum interest rate permitted by applicable law, then without further agreement or notice the obligation to be fulfilled shall be automatically reduced to such limit and all sums received by the Holder in excess of those lawfully collectible as interest shall be applied against the principal of this Debenture immediately upon the Holder's receipt thereof, with the same force and effect as though the Company had specifically designated such extra sums to be so applied to principal and the Holder had agreed to accept such extra payment(s) as a premium-free prepayment or prepayments.

10.   **Indebtedness**. The Company shall not, directly or indirectly, create, incur, assume or suffer to exist any indebtedness (other than indebtedness outstanding as of the date hereof) unless such indebtedness is subordinated in right of payment to the obligations of the Company under this Debenture and, to the extent such indebtedness is secured, any lien securing such indebtedness is junior in priority to the lien securing the obligations of the Company under this Debenture.

11.   **Guarantee**. Each Guarantor unconditionally guarantees, jointly with the other Guarantors and severally, as a primary obligor and not merely as a surety, the due and punctual payment of all Obligations (as defined in the Security Agreement) (collectively, the "Guaranteed Obligations"), including all such Guaranteed Obligations which shall become due. Each Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice to or further assent from it, and that it will remain bound upon the Guarantee notwithstanding any extension or renewal of any Guaranteed Obligation.

12.   **Guaranteed Obligations Not Waived or Affected**. To the fullest extent permitted by Applicable Law, each Guarantor expressly waives presentment to, demand of payment from and protest to the Company of any of the Guaranteed Obligations, and also waives notice of acceptance of this Debenture, notice of protest for nonpayment and all other notices of any kind. To the fullest extent permitted by applicable law, the obligations of each Guarantor hereunder shall not be affected by (a) the failure of the Holder to assert any claim or demand or to enforce or exercise any right or remedy against the Company or any Guarantor under the provisions of this Debenture, the Security Agreement or otherwise or against any other party with respect to any of the Guaranteed Obligations, (b) any rescission, waiver, amendment or modification of (including, without limitation, any extension, renewal restructuring, any acceptance of late or partial payments under, or any change in the amount of borrowings), or any release from, any of the terms or provisions of this Debenture, the Security Agreement or any other agreement, with respect to any Holder or Guarantor or with respect to the Guaranteed Obligations, (c) the failure to perfect any security interest in, or the release of, any of the security held by or on behalf of the Holder (including, but not limited to, lapse in perfection, impairment of any security for any of the Guaranteed Obligations), (d) any lack of legality, validity or enforceability of this Debenture, the Security Agreement, or any other agreement or instrument creating, providing security for, or otherwise relating to any of the Guaranteed Obligations, (e) any existence, addition, modification, termination, reduction or impairment of value, or release of any other guaranty (or security therefor) of the Guaranteed Obligations or (f) the lack of legal existence of Holder or any Guarantor or legal obligation to discharge any of the Guaranteed Obligations by Holder or any Guarantor for any reason whatsoever, including, without limitation, in any insolvency, bankruptcy or reorganization of Holder or any Guarantor. It is the express purpose and intent of the Guarantors party hereto that this Guarantee and the Guarantors' Guaranteed Obligations hereunder shall be absolute and unconditional under any and all circumstances and shall not be discharged except by payment and performance as herein provided.

13.   Agreement to Pay. In furtherance of the foregoing and not in limitation of any other right that the Holder has at law or in equity against any Guarantor by virtue hereof, upon the failure of the Company or any Guarantor to pay any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, after notice of prepayment or otherwise, each Guarantor hereby promises to and will promptly pay, or cause to be paid, to the Holder in cash the amount of such unpaid Guaranteed Obligations. Upon payment by any Guarantor of any sums to the Holder as provided above, all rights of such Guarantor against the Company or any Guarantor arising as a result thereof by way of right of subrogation, contribution, reimbursement, indemnity or otherwise shall in all respects be subordinate and junior in right of payment to the prior payment in full in cash of all the Guaranteed Obligations.

14.   Cancellation of Debenture. Upon the repayment by the Company of all of its obligations hereunder to the Holder, including, without limitation, the principal amount of this Debenture, plus accrued but unpaid interest, the indebtedness evidenced hereby shall be deemed canceled and paid in full. Except as otherwise required by law or by the provisions of this Debenture, payments received by the Holder hereunder shall be applied first against expenses and indemnities, next against interest accrued on this Debenture, and next in reduction of the outstanding principal balance of this Debenture.

15.   Severability. If any provision of this Debenture is, for any reason, invalid or unenforceable, the remaining provisions of this Debenture will nevertheless be valid and enforceable and will remain in full force and effect. Any provision of this Debenture that is held invalid or unenforceable by a court of competent jurisdiction will be deemed modified to the extent necessary to make it valid and enforceable and as so modified will remain in full force and effect.

16.   Amendment and Waiver. This Debenture may be amended, or any provision of this Debenture may be waived only if such amendment or waiver is set forth in a writing executed by Holder. The waiver by Holder of a breach of any provision of this Debenture shall not operate or be construed as a waiver of any other breach.

17.   Successors. Except as otherwise provided herein, this Debenture shall bind and inure to the benefit of and be enforceable by the Holder and its permitted successors and assigns.

18.   Assignment. This Debenture shall not be directly or indirectly assignable or delegable by the Company.

19.   Further Assurances. The Company will execute all documents and take such other actions as the Holder may reasonably request in order to consummate the transactions provided for herein and to accomplish the purposes of this Debenture.

20.   Notices, Consents, etc. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) trading day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to Company: **AMP Trucks Inc.**
                                  100 Commerce Boulevard
                                  Loveland, Ohio 45140
                                  Attention: Stephen Burns, CEO
                                  Telephone: 513-297-3640
                                  Facsimile: 888-666-2903

With a Copy to: Fleming PLLC
                                  49 Front Street, Suite 206
                                  Rockville Centre, New York 11570
                                  Attention: Stephen M. Fleming, Esq.
                                  Telephone: 516-833-5034
                                  Facsimile: 516-977-1209

If to the Holder: Workhorse Custom Chassis, LLC
                                  c/o Navistar, Inc.
                                  2701 Navistar Drive
                                  Lisle, IL 60532
                                  Attention: General Counsel

With a Copy to: Kirkland & Ellis, LLP
300 N. LaSalle St.
Chicago, IL 60654

Attention: Keith S. Crow, P.C.
            Kevin L. Morris
Facsimile: 312-862-2200

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) trading days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

21. **Governing Law.** All questions concerning the construction, validity and interpretation of this Debenture and any and all disputes or controversies arising out of the subject matter hereof (whether by contract, tort or otherwise) shall be governed by and construed in accordance with the domestic laws of the State of Illinois, without giving effect to any choice of law or conflict of law provision (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois.

22. **Jurisdiction.** EACH PARTY HERETO AGREES THAT JURISDICTION AND VENUE IN ANY ACTION BROUGHT BY THE HOLDER PURSUANT TO THIS DEBENTURE SHALL PROPERLY (BUT NOT EXCLUSIVELY) LIE IN ANY FEDERAL OR STATE COURT LOCATED IN COOK COUNTY, ILLINOIS. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HERETO IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH ACTION. EACH PARTY HERETO IRREVOCABLY AGREES THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVES ANY OBJECTION THAT SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH ACTION. EACH PARTY HERETO FURTHER AGREES THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

23. **No Inconsistent Agreements.** No party hereto will hereafter enter into any agreement, which is inconsistent with the rights granted to the Holder in this Debenture.

24. **Third Parties.** Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity, other than the Holder and its permitted successor and assigns, any rights or remedies under or by reason of this Debenture.

25. **Waiver of Jury Trial.** EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS DEBENTURE. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE HOLDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE HOLDER WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS DEBENTURE BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 25.

26. **Entire Agreement**. This Debenture (including any recitals hereto) set forth the entire understanding of the parties with respect to the subject matter hereof, and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any party in connection with the negotiation of the terms hereof, and may be modified only by instruments signed by all of the parties hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Secured Debenture is executed by the undersigned as of the date hereof.

"COMPANY"

AMP Trucks Inc.

By:_____
Name: Stephen Burns
Title: Chief Executive Officer

"GUARANTORS"

AMP Electric Vehicles, Inc.

By:_____
Name:
Title:

AMP Holding Inc.

By:_____
Name: Stephen Burns
Title: Chief Executive Officer

BILL OF SALE AND ASSIGNMENT & ASSUMPTION AGREEMENT

THIS BILL OF SALE AND ASSIGNMENT & ASSUMPTION AGREEMENT (this "Bill of Sale") is made as of March [__], 2013, by and between Workhorse Custom Chassis, LLC, an Illinois limited liability company ("Seller") and AMP Trucks Inc., an Indiana corporation ("Buyer"). Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in that certain Asset Purchase Agreement, dated as of March [__], 2013, (as amended, the "Purchase Agreement"), by and between Seller and Buyer.

WHEREAS Seller, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, desires to sell, convey, assign, transfer and deliver to Buyer, the Purchased Assets on the terms and subject to the conditions set forth in the Purchase Agreement.

1.   *Sale and Assignment of Purchased Assets.* On the terms and subject to the conditions set forth in the Purchase Agreement, Seller hereby sells, conveys, assigns, transfers and delivers to Buyer the Purchased Assets. Buyer hereby accepts the foregoing assignment, and purchases and receives such Purchased Assets.

2.   *Assumption of Assumed Liabilities.* On the terms and subject to the conditions set forth in the Purchase Agreement, Buyer hereby assumes and agrees to pay, defend, discharge, and perform all of the Assumed Liabilities.

3.   *Incorporation.* Article 7 of the Purchase Agreement is incorporated herein by reference and shall apply to the terms and conditions of this Bill of Sale and the Parties *mutatis mutandis*.

4.   *Conflicts*. Nothing in this Bill of Sale shall be deemed to supersede, enlarge or modify any of the provisions of the Purchase Agreement, all of which shall survive the execution and delivery of this Bill of Sale as provided in, and subject to the limitations set forth in, the Purchase Agreement. If any conflict exists between the terms of this Bill of Sale and the terms of the Purchase Agreement, the terms of the Purchase Agreement shall govern and control.

5.   *Counterparts*. This Bill of Sale may be executed in multiple counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Bill of Sale as of the date first written above.

SELLER:

WORKHORSE CUSTOM CHASSIS, LLC

By:_____

Name:_____

Title:_____

BUYER:

AMP TRUCKS INC.

By: _____

Name: _____

Title: _____

EXHIBIT C

DEALER AGREEMENT SIDE LETTER

THIS DEALER AGREEMENT SIDE LETTER (this "Side Letter") is made as of March [__], 2013, by and between Workhorse Sales Corp., a Delaware corporation ("Workhorse") and AMP Trucks Inc., an Indiana corporation ("AMP" and together with Workhorse, collectively the "Parties"). Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in that certain Asset Purchase Agreement, dated as of March [__], 2013 (as amended, the "Purchase Agreement"), by and between Workhorse Custom Chassis, LLC, an Illinois limited liability company and AMP.

WHEREAS Workhorse, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, desires to sell, convey, assign, transfer and deliver to AMP, the Dealer Agreements set forth on Annex A, and all obligations thereunder (the "Dealer Agreements").

1.   *Sale and Assignment of Dealer Agreements.* On the terms and subject to the conditions set forth in the Purchase Agreement, Workhorse hereby sells, conveys, assigns, transfers and delivers to AMP the Dealer Agreements, as Assumed Contracts. AMP hereby accepts the foregoing assignment, and purchases and receives such Dealer Agreements, as Assumed Contracts.

2.   *Assumption of Assumed Liabilities.* On the terms and subject to the conditions set forth in the Purchase Agreement, AMP hereby (i) assumes and agrees to pay, defend, discharge, and perform all of the Assumed Liabilities and (ii) assumes all liabilities under the Dealer Agreements.

3.   *Incorporation.* Article 7 of the Purchase Agreement is incorporated herein by reference and shall apply to the terms and conditions of this Side Letter and the Parties *mutatis mutandis*.

4.   *Conflicts.* Nothing in this Side Letter shall be deemed to supersede, enlarge or modify any of the provisions of the Purchase Agreement, all of which shall survive the execution and delivery of this Side Letter as provided in, and subject to the limitations set forth in, the Purchase Agreement. If any conflict exists between the terms of this Side Letter and the terms of the Purchase Agreement, the terms of the Purchase Agreement shall govern and control.

5.   *Counterparts.* This Side Letter may be executed in multiple counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

K&E 25354503.5

IN WITNESS WHEREOF, the parties hereto have executed this Side Letter as of the date first written above.

WORKHORSE:

WORKHORSE SALES CORP.

By:_____

Name:_____

Title:_____

AMP:

AMP TRUCKS INC.

By: _____

Name: _____

Title: _____

Annex A

Dealer Agreements

ASSIGNMENT OF FARMER'S LEASE

THIS ASSIGNMENT OF FARMER'S LEASE (this "Assignment") is made as of March [__], 2013, by and between Workhorse International Holding Company, a Delaware corporation ("Workhorse") and AMP Trucks Inc., an Indiana corporation ("AMP" and together with Workhorse, collectively the "Parties"). Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in that certain Asset Purchase Agreement, dated as of March [__], 2013 (as amended, the "Purchase Agreement"), by and between Workhorse Custom Chassis, LLC, an Illinois limited liability company and AMP.

WHEREAS Workhorse, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, desires to sell, convey, assign, transfer and deliver to AMP, the Farmer's Lease, and all obligations thereunder.

1. *Sale and Assignment of Farmer's Lease.* On the terms and subject to the conditions set forth in the Purchase Agreement, Workhorse hereby sells, conveys, assigns, transfers and delivers to AMP the Farmer's Lease, and all obligations thereunder, as Assumed Contracts. AMP hereby accepts the foregoing assignment, and purchases and receives such Farmer's Lease, and all obligations thereunder, as Assumed Contracts.

2. *Assumption of Assumed Liabilities.* On the terms and subject to the conditions set forth in the Purchase Agreement, AMP hereby (i) assumes and agrees to pay, defend, discharge, and perform all of the Assumed Liabilities and (ii) assumes all liabilities under the Farmer's Lease.

3. *Incorporation.* Article 7 of the Purchase Agreement is incorporated herein by reference and shall apply to the terms and conditions of this Assignment and the Parties *mutatis mutandis*.

4. *Conflicts*. Nothing in this Assignment shall be deemed to supersede, enlarge or modify any of the provisions of the Purchase Agreement, all of which shall survive the execution and delivery of this Assignment as provided in, and subject to the limitations set forth in, the Purchase Agreement. If any conflict exists between the terms of this Assignment and the terms of the Purchase Agreement, the terms of the Purchase Agreement shall govern and control.

5. *Counterparts*. This Assignment may be executed in multiple counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

K&E 25355112.5

IN WITNESS WHEREOF, the parties hereto have executed this Assignment as of the date first written above.

WORKHORSE:

WORKHORSE INTERNATIONAL HOLDING COMPANY

By:_____

Name:_____

Title:_____

AMP:

AMP TRUCKS INC.

By: _____

Name: _____

Title: _____

Recording requested by, and
After recording return to:

Roberto Miceli, Esq.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654

QUITCLAIM DEED

THIS INDENTURE WITNESSETH, that **WORKHORSE INTERNATIONAL HOLDING COMPANY**, a Delaware corporation, with an address of c/o Navistar, Inc., 2701 Navistar Drive, Lisle, Illinois 60532 ("Grantor"), QUITCLAIMS to **AMP TRUCKS INC.**, an Indiana corporation, with an address of c/o AMP Holding Inc., 100 Commerce Drive, Loveland, Ohio 45140 ("Grantee"), for the sum of Ten Dollars ($10.00) and other valuable consideration, the receipt of which is hereby acknowledged, all right, title, interest, claim and demand in the following described real estate ("Real Estate") in Randolph County, in the State of Indiana:

> The legal description of the Real Estate is set forth on Exhibit A attached hereto, which is incorporated herein and made a part hereof by this reference.

TOGETHER with all right, title and interest, if any, of the Grantors in and to any streets and roads abutting the above described Real Estate to the center lines thereof;

TOGETHER with the appurtenances and all the estate and rights of the Grantors in and to said Real Estate;

[signature on following page]

       IN WITNESS WHEREOF, Grantor has caused this Quitclaim Deed to be executed on the date of the acknowledgment set forth below, to be effective, however, as of March [__], 2013.


WORKHORSE INTERNATIONAL HOLDING COMPANY, a Delaware corporation

By: _____

Name: _____

Title: _____


STATE OF _____   )
) SS:
COUNTY OF _____   )

       Before me, a Notary Public in and for said County and State, personally appeared _____, _____**,** who acknowledged the execution of the foregoing Quitclaim Deed, and who, having been duly sworn, stated that the representations contained therein are true.

       WITNESS my hand and notarial seal this ____ day of March, 2013.

_____

My Commission Expires: (Notary Public)

                                        Printed:_____

_____   Residing in _____ County, ___

Grantee's address is and tax bills should be sent to: _____

EXHIBIT A
LEGAL DESCRIPTION

The parcel of real property situated in the Northeast Quarter and the Northwest Quarter of Fractional Section 35, Township 18 North, Range 1 West, Wayne Township, Randolph County, Indiana, more particularly described as follows:

Commencing at an iron rod found at the southwest comer of said Northeast Quarter, in Indiana State Highway No. 32;

thence North 89°40'45" West 679.66 feet along the south line of said Northeast Quarter, to an iron rod found at the POINT OF BEGINNING for said parcel;

thence North 89°40'45" West 1970.08 feet continuing along the south line of said Northeast Quarter, to an iron rod found at the southwest corner of said Northeast Quarter;

thence North 00°20'45" West 234.15 feet along the east line of said Northwest Quarter, to a wood post found;

thence North 89°38'45" West 425.03 feet, entering into the Northwest Quarter of said Section 35, to an iron rod set (all iron rods set with plastic cap stamped 7955);

thence North 00°20'45" West 805.60 feet parallel with the east line of said Northwest Quarter, to an iron rod set;

thence South 89°40'45" East 1115.03 feet parallel with the south line of said Northeast Quarter, and re-entering into said Northeast Quarter, to an iron rod set;

thence South 00°00'00" East 263.00 feet parallel with the west line of said Northeast Quarter, to an iron rod set;

thence South 89°40'45" East 114.58 feet parallel with the south line of said Northeast Quarter, to an iron rod set

thence South 00°20'45" East 103.76 feet parallel with the west line of said Northeast Quarter, to an iron rod set;

thence South 89°40'45" East 1850.80 feet parallel with the south line of said Northeast Quarter, to a mag nail set on the east line of said Northeast Quarter, in Indiana State Highway No. 32;

thence South 00°00'00" East 154.05 feet along said east line, in said road, to a mag nail set;
thence North 89°40'45" West 679.66 feet parallel with the south line of said Northeast Quarter, to an iron rod set;

thence South 00°00'00" East 519.14 feet parallel with the east line of said Northeast Quarter, to the point of beginning, containing 46.815 acres, more or less, being 38.954 acres, more or less, in the Northeast Quarter, and 7.861 acres, more or less, in the Northwest Quarter, as shown on Drawing No. D-554, dated 28th July 2005, being subject to all legal easements of record.

SUBJECT TO: A 40.00 wide feet Ingress & Egress Easement, lying 20.00 feet on either side of the following described centerline:

Situated in the Northeast Quarter, Section 35, Township 18 North, Range 1 West, Wayne Township, Randolph County, Indiana, being more particularly described as follows;

Commencing at an iron rod found at the southeast comer of said Quarter;

thence North 00°00'00" West 653.19 feet, to a mag nail set at the POINT OF BEGINNING for the centerline of the easement herein described;

thence North 00°00'00" West 1850.68 feet along the centerline of said easement, to an iron rod set, being the end of the easement herein described.

This is to certify that the above description and the attached plat were prepared this 28th day of July 2005, from a recent survey, and are true and correct to the best of my knowledge and belief.



ENVIRONMENTAL DISCLOSURE FOR TRANSFER OF REAL PROPERTY (IC 13-25-3-7.5)
State Form 52653 (R5 / 6-12)
INDIANA DEPARTMENT OF ENVIRONMENTAL MANAGEMENT

INDIANA DEPARTMENT OF ENVIRONMENTAL MANAGEMENT
100 N. Senate Ave.,
MC66-30 IGCN 1101
Indianapolis, IN 46204
Telephone: (317) 234-0338

A WARNING TO THE PARTIES TO A TRANSFER OF PROPERTY:
The single act of reading this document does not constitute "all appropriate inquiries" into the previous ownership and uses of the facility to satisfy that requirement under the federal Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. 9601(35)(B)). You are strongly encouraged to read this document carefully and to take all other actions necessary to make a due diligence inquiry into the previous ownership and

LIABILITY DISCLOSURE
Transferors and Transferees of real property are advised that their ownership or other control of such property may render them liable for environmental cleanup costs whether or not they caused or contributed to the presence of environmental problems in association with the property.

PART ONE: PROPERTY IDENTIFICATION

A. Address of Property: 940 South State Route 32, Union City, Indiana 47390

City or Town Union City	Township Randolph

Parcel Identification Number(s). (*18-digit format in compliance with 50 IAC 26-8-1*):

68-02-35-104-004.000-019

B. Legal Description: Section 0035 Township 0018 Range 1

Enter or attach complete legal description in this area:

C. Property Characteristics: Lot Size   Acreage 46.815

Check all types of improvement and uses that pertain to the property:

☐ Apartment Building (*6 units or less*)	☒ Industrial Building
☐ Commercial Apartment (*over 6 units*)	☐ Farm, with Buildings
☐ Store, Office, Commercial Building	☐ Other (*specify*)

PART TWO: NATURE OF TRANSFER

A. (1) Is this a transfer by deed or other instrument of conveyance of fee title to property? ☒ Yes ☐ No

(2) Is this a transfer by assignment of over 25% of beneficial interest of a land trust? ☐ Yes ☒ No

(3) A lease exceeding a term of 40 years? ☐ Yes ☒ No

(4) A collateral assignment of beneficial interest? ☐ Yes ☒ No

(5) An installment contract for the sale of property? ☐ Yes ☒ No

(6) A mortgage of trust deed? ☐ Yes ☒ No

(7) A lease of any duration that includes an option to purchase? ☐ Yes ☒ No

B. (1) Identify Transferor:

Name of Transferor Workhorse Custom Chassis, LLC.

Current Address of Transferor 2701 Navistar Drive	City Lisle

State: IL   ZIP 60532

Trust No.

Name and Address of Trustee if this is a transfer of beneficial interest of a land trust.

(2) Identify person who has completed this form on behalf of the Transferor and who has knowledge of the information contained in this form. Include name, position (*if any*), address and telephone number.

Name Jack Shih	Position Dir, Environmental Affairs		
Address 2701 Navistar Lane	City Lisle	State: IL	ZIP 60532

Telephone (312) 836 - 3921

C. Identify Transferee:

Name of Transferee

Current Address of Transferee	City

State: ZIP

PART THREE: ENVIRONMENTAL INFORMATION

A. Regulatory Information During Current Ownership

1. Has the Transferor ever conducted operations on the property which involved the generation, manufacture, processing, transportation, treatment, storage, or handling of a "hazardous substance" (*as defined by IC13-11-2-98*)? This question does not apply to consumer goods stored or handled by a retailer in the same form and approximate amount, concentration, and manner as they are sold to consumers, unless the retailer has engaged in any commercial mixing (*other than paint mixing or tinting of consumer sized containers*), finishing, refinishing, servicing or cleaning operations on the property.

☒ Yes   ☐ No

2. Has the Transferor ever conducted operations on the property which involved the processing, storage, or handling of petroleum, other than that which was associated directly with the Transferor's vehicle usage?

☒ Yes   ☐ No

3. Has the Transferor ever conducted operations on the property which involved the generation, transportation, storage, treatment, or disposal of "hazardous waste" (*as defined in IC 13-11-2-99(a)*)?

☒ Yes   ☐ No

4. Are there any of the following units (*operating or closed*) at the property <u>that are used or were used by the Transferor</u> to manage hazardous wastes, hazardous substances, or petroleum?

Landfill	☐ Yes	☒ No	Injection Wells	☐ Yes	☒ No
Surface Impoundment	☐ Yes	☒ No	Wastewater Treatment Units	☒ Yes	☐ No
Land Application	☐ Yes	☒ No	Septic Tanks	☐ Yes	☒ No
Waste Pile	☐ Yes	☒ No	Transfer Stations	☐ Yes	☒ No
Incinerator	☐ Yes	☒ No	Waste Recycling Operations	☐ Yes	☒ No
Storage Tank (above ground)	☒ Yes	☐ No	Waste Treatment Detoxification	☐ Yes	☒ No
Storage Tank (underground)	☐ Yes	☒ No	Other Land Disposal Area	☐ Yes	☒ No
Container Storage Area	☒ Yes	☐ No			

If there are "YES" answers to any of the items in Part Three A., and the transfer of property that requires this document to be filed is other than 1) a mortgage or trust deed, or 2) a collateral assignment of beneficial interest in a land trust; you must attach a site plan that identifies the location of each unit to the copies of this document that you file with the county recorder and the Department of Environmental Management.

5. Has the Transferor ever held any of the following in regard to this real property?

(A) Permits for discharges of wastewater to waters of Indiana.   ☒ Yes   ☐ No

(B) Permits for emissions to the atmosphere.   ☒ Yes   ☐ No

(C) Permits for any waste storage, waste treatment, or waste disposal operation.   ☐ Yes   ☒ No

6. Has the Transferor ever discharged any wastewater (*other than sewage*) to a publicly owned treatment works?   ☒ Yes   ☐ No

7. Has the Transferor been required to take any of the following actions relative to this property?

    (A) Filed an emergency and hazardous chemical inventory from pursuant to the federal Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. §11022).   ☒ Yes ☐ No

    (B) Filed a toxic chemical release form pursuant to the federal Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C.§11023).   ☒ Yes ☐ No

8. Has the Transferor or any facility on the property or the property been the subject of any of the following state or federal governmental actions?

    (A) Written notification regarding known, suspected, or alleged contamination on or emanating from the property.   ☐ Yes ☒ No

    (B) Filing an environmental enforcement case with a court or the solid waste management board for which a final order or consent decree was entered.   ☐ Yes ☒ No

    (C) If the answer to question (B) was Yes, indicate whether or not the final order or decree is still in effect for this property.   ☐ Yes ☐ No

9. Environmental Releases During Transferor's Ownership.

    (A) Has any situation occurred at this site which resulted in a reportable "release" of any hazardous substances or petroleum as required under state or federal laws?   ☐ Yes ☒ No

    (B) Have any hazardous substances or petroleum which was released come into direct contact with the ground at this site?   ☐ Yes ☒ No

    If the answer to question 9 (A) or 9 (B) is Yes, have any of the following actions or events been associated with a release on the property?

    ☐ Use of a cleanup contractor to remove or treat materials including soils, pavement, or other surficial materials?

    ☐ Assignment of in-house maintenance staff to remove or treat materials including soils, pavement, or other surficial materials?

    ☐ Sampling and analysis of soils?

    ☐ Temporary or longer term monitoring of groundwater at or near the site?

    ☐ Impaired usage of an onsite or nearby water well because of offensive characteristics of the water?

    ☐ Coping with fumes from subsurface storm drains or inside basements?

    ☐ Signs of substances leaching out of the ground along the base of slopes or at other low points on or immediately adjacent to the site?

(C) Is there an environmental defect (*as defined in IC 13-11-2-70*) on the property that is not reported under question (A) or (B)? ☐ Yes ☒ No

If the answer to question 9 (C) is Yes, describe the environmental defect:

(D) Is there an environmental "restrictive covenant" (*as defined in IC 13-11-2-193.5*) that applies to the property? ☐ Yes ☒ No

If the answer to question 9 (D) is Yes, check the IDEM Program(s) for which the environmental restrictive covenant was recorded. If known, enter the Identification Number (*Site Number, Facility Identification Number, or EPA ID Number*) associated with the property.

☐ Department of Defense or Superfund Identification Number	☐ Other Identification Number
☐ Leaking Underground Storage Tank Identification Number	☐ State Cleanup Identification Number
☐ Hazardous Waste Permits Identification Number	☐ Solid Waste Permits Identification Number
☐ Indiana Brownfields Identification Number	☐ Voluntary Remediation Identification Number

10. Is the facility currently operating under a variance granted by the commissioner of the Indiana Department of Environmental Management? ☐ Yes ☒ No

11. Has the Transferor ever conducted an activity on the site without obtaining a permit from the U. S. Environmental Protection Agency, the commissioner of the Indiana Department of Environmental Management, or another administrative agency or authority with responsibility for the protection of the environment, when such permit was required by law? ☐ Yes ☒ No

If the answer to question 11 is Yes, describe the activity:

PART THREE: ENVIRONMENTAL INFORMATION (continued)

12. Is there any explanation needed to clarify any of the above answers or responses?

B. Site Information Under Other Ownership or Operation

1. Provide the following information about the previous owner, or any entity or person to whom the Transferor leased the property, or with whom the Transferor contracted for the management of the property:

Name: Grand Vehicle Works Holdings

Type of Business or Property Usage: manufacturing

2. If the Transferor has knowledge, indicate whether the following existed under prior ownerships, leaseholds granted by the Transferor, other contracts for management of use of the property:

Landfill	☐ Yes	☒ No	Injection Wells	☐ Yes	☒ No
Surface Impoundment	☐ Yes	☒ No	Wastewater Treatment Units	☒ Yes	☐ No
Land Application	☐ Yes	☒ No	Septic Tanks	☐ Yes	☒ No
Waste Pile	☐ Yes	☒ No	Transfer Stations	☐ Yes	☒ No
Incinerator	☐ Yes	☒ No	Waste Recycling Operations	☐ Yes	☒ No
Storage Tank (above ground)	☒ Yes	☐ No	Waste Treatment Detoxification	☐ Yes	☒ No
Storage Tank (underground)	☒ Yes	☐ No	Other Land Disposal Area	☐ Yes	☒ No
Container Storage Area	☒ Yes	☐ No			

PART FOUR: CERTIFICATION

A. Based on my inquiry of those persons directly responsible for gathering the information, I certify that the information submitted is, to the best of my knowledge and belief, true and accurate.

TRANSFEROR (*or on behalf of Transferor*)

B. This form was delivered to me with all elements completed on _____ , 20___ .

TRANSFEREE (*or on behalf of Transferee*)

PART FIVE: FURTHER ACTION UPON COMPLETION OF THE FORM

A. The Transferor must comply with the delivery requirements of IC 13-25-3-2 and the filing and recording requirements of IC 13-25-3-8.

B. The Transferee must comply with the recording requirements of IC 13-25-3-8.

EXHIBIT A

Legal Description

The parcel of real property situated in the Northeast Quarter and the Northwest Quarter of Fractional Section 35, Township 18 North, Range 1 West, Wayne Township, Randolph County, Indiana, more particularly described as follows:

Commencing at an iron rod at the southeast corner of said Northeast Quarter, in Indiana State Highway No. 32;

thence North 89°40'45" West 679.66 feet along the south line of said Northeast Quarter to an iron rod at the POINT OF BEGINNING for said parcel;

thence North 89°40'45" West 1970.08 feet continuing along the south line of said Northeast Quarter to an iron rod at the southwest corner of said Northeast Quarter;

thence North 00°20'45" West 234.15 feet along the west line of said Northeast Quarter to a wood post;

thence North 89°38'45" West 425.03 feet, entering into the Northwest Quarter of said Section 35, to an iron rod;

thence North 00°20'45" West 805.60 feet parallel with the east line of said Northwest Quarter to an iron rod;

thence South 89°40'45" East 1115.03 feet parallel with the south line of said Northeast Quarter, and re-entering into said Northeast Quarter, to an iron rod;

thence South 00°00'00" East 263.00 feet parallel with the west line of said Northeast Quarter to an iron rod;

thence South 89°40'45" East 114.58 feet parallel with the south line of said Northeast Quarter to an iron rod;

thence South 00°20'45" East 103.76 feet parallel with the west line of said Northeast Quarter to an iron rod;

thence South 89°40'45" East 1850.80 feet parallel with the south line of said Northeast Quarter to a mag nail on the east line of said Northeast Quarter, in Indiana State Highway No. 32;

thence South 00°00'00" East 154.05 feet along said east line of said Northeast Quarter to a mag nail;

thence North 89°40'45" West 679.66 feet parallel with the south line of said Northeast Quarter to an iron rod;

thence South 00°00'00" East 519.14 feet parallel with the east line of said Northeast Quarter to the POINT OF BEGINNING.

N

ITI TRANSPORT COMPANY

SOUTH STATE ROUTE 32

APPLEGATE LIVESTOCK EQUIPMENT
(former Union City Body Company)

RESIDENTIAL

AGRICULTURAL LAND

AGRICULTURAL LAND

AGRICULTURAL LAND

AGRICULTURAL LAND

AGRICULTURAL LAND

FORMER STORAGE YARD

guard shack

(gravel)
(grass)
(grass)
(grass)
(gravel)

PDI BUILDING
offices
55-gallon drums
inspection area
dumpster
(gravel)

(gravel)

co-mingling manhole

(grass)

STORMWATER RETENTION POND

pump house

soil mound

(asphalt)

(gravel)

2 dumpsters

OFFICE BUILDING
(asphalt)
(gravel)

pump
tank farm
flammable storage shed

offices/lunchroom
(grass)
(grass)

ASSEMBLY BUILDING
ISLAND BUILD
AXLE BUILD
RADIATOR BUILD
ENGINE SUB
dynamic testing

end of assembly line
start of assembly line

(concrete) loading dock
scrap metal dumpster
tool & maintenance rooms

soda dock (concrete)
shipping/receiving
2 dumpsters
trash compactor

(gravel)
(gravel)
(concrete)

drainage swale

SES

Scale 1"= 250'
0   125'   250'

Legend

Title
SITE MAP
Phase I Environmental Site Assessment

Location
Navistar Workhorse Custom Chassis
940 South State Route 32
Union City, Randolph County, Indiana

Project   2012-352
Date   10/15/12
Drawn   wg
Checked   dm
Figure   2
File   2012352 map